GRUPO HERDEZ.

04 FEB 12 AM 7:21

February, 9th, 2004.

Exemption Number: 82-3818

04012789

SUPPL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFICE OF INTERNATIONAL CORPORATE FINANCE.
STOP 3-2.
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549.

In fulfillment of rule 12g3-2(b) attached you will find:

A) Copy of the notice of the Extraordinary General Meeting of Shareholders in English and Copy of it as it was published in the mexican newspapers "El Financiero" and "El Economista" on November 14th, 2003.
B) Copy of the minute of the meeting and list of attendance (in Spanish and English).

Also attached you will find two copies of this letter, please sign or seal one and send it back to me through Federal Express by conntact us to our account number: 16113924-6.

If you have any questions regarding this matter, please do not hesitate to call me.

Yours faithfully,

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

CARMEN STRUCK CANO.
Legal Advisor.

C.c.p. HÉCTOR HERNÁNDEZ-PONS TORRES. - Grupo Herdez, S.A. de C.V.
EDGAR PIEDRA. – Bank of New York.
ADRIANA LEGORRETA GUTIERREZ. - Grupo Herdez, S.A. de C.V.

04 FEB 12 7:21

GRUPO
HERDEZ.

## NOTICE OF THE GENERAL EXTRAORDINARY SHAREHOLDERS MEETING OF GRUPO HERDEZ, S.A. DE C.V.

According to section eleven and twelve of the by laws of Grupo Herdez, S.A. de C.V., and Articles 182 and 184 of the Mexican General Law of Business Association, and article 14 bis 3 of the Mexican General Law for the Stock Market, and upon request of the shareholders that own more than thirty three percent of the social capital, and according to article sixth transitory of "The Dispositions of General Character Applicable to Issuance of Securities and other Participants of the Securities Market" published on March 19th, 2003 in the Official Journal for the Federation of the Mexican Republic, we convoke the shareholders of Grupo Herdez, S.A. de C.V., to the General Extraordinary Shareholders Meeting which will take place on December 3rd, 2003 at 5:00 P.M., in Monte Pelvoux No. 215, Lomas de Chapultepec, Zip Code 11000, México City.

The meeting will be set with the following:

**Order of the Day:**

1. Proposal to modify the Social Statues of Grupo Herdez, S.A. de C.V., according to the Mexican General Law for the Stock Market and all other dispositions generally applicable to Issuers of Securities and other Participants of the Securities Market issued by the Mexican Banking and Securities Commission, and if applicable, issuance, exchange and cancellation of the according stock certificates.
2. Designation and Approval of special representatives.

To be able to have the right to attend and vote at the meeting, the shareholders must obtain an admission card at the address mentioned above by presenting to the secretary of the Board of Directors the share certificates or the certificate of their deposit with S.D. Indeval, S.A. de C.V., or with any other credit institution, no later than 24 hours before the time of the meeting.

The shareholders may appear personally at the meeting or send their representative with the required power of attorney.

Mexico City, November 14, 2003.

FRANCISCO JAVIER SONÍ OCAMPO.
Commissary.

JOSÉ MANUEL RINCÓN GALLARDO.
Commissary.

# Moody´s avala emisión de Telmex

JAIME HERNÁNDEZ ◆ El Economista

La agencia de riesgos Moody's Investors Services dijo que estima que el gigante Teléfonos de México continué adquiriendo pequeñas empresas de telecomunicaciones en América Latina, luego de colocar la calificación A3 a la oferta de deuda que la compañía realizó en esta misma semana por 1,000 millones de dólares.

Moody's Investor la primera firma de cobertura de riesgos que asignó el grado de inversión a nuestro país a mediados del 2001, dijo que las calificaciones que otorgó a la emisión de la telefónica podrían aumentar si hay una mejoría en sus ingresos, una mejor rentabilidad y una mayor generación de flujo de efectivo libre.

Añadió que Telmex cuenta con la capacidad para alcanzar estos objetivos, apoyado en una combinación de factores como un mayor tráfico de llamadas, mejores precios y costos laborales así como una menor carga financiera en el tema de las pensiones.

Los grados asignados a Telmex también podrían mejorar si hubiera una reducción significativa en los niveles de apalancamiento, dijo Moody's.

Moody's cree que la oferta actual de Notas Senior ayudará a mejorar el perfil de vencimientos de deuda de Telmex ya que una parte de los recursos estarán destinados a reducir la deuda de corto plazo y otra parte para propósitos corporativos. Las calificaciones de Telmex reflejan su posición de liderazgo en el mercado mexicano.

jaimeh@economista.com.mx



# Empresario denuncia a SHCP

RAÚL CURIEL ◆ El Economista

El empresario Arturo Rojas, director y dueño de la empresa Kenen de México, presentó una denuncia penal en contra de quien resulte responsable en la Secretaría de Hacienda y Crédito Público, por los delitos de abuso de poder, secuestro y traición a la patria.

En un hecho inédito, el empresario que estaba acusado desde 1992 por una presunta evasión fiscal que asciende a 40 millones de dólares, acudió ante la PGR por recomendación de la Comisión Nacional de Derechos Humanos, al asegurar que ya comprobó que fueron falsas dichas acusaciones, ya que un juez de distrito lo absolvió de dichos cargos.

Rojas dijo a **El Economista** que se trata de una campaña orquestada desde 1992, año en el que las autoridades hacendarias le exigieron al empresario el pago de 2,600 millones de pesos por concepto de impuestos que supuestamente evadió.

Al no cubrir el pago exigido, Arturo Rojas fue encarcelado en 1995 por fraude. "En los meses que estuve encarcelado me privaron de mi libertad y por ello en la denuncia los acuso de secuestro, abuso de poder y traición a la patria, porque me impidieron que trajera al país un proyecto que representaba una inversión de 800 millones de dólares y la generación de 35,000 plazas de trabajo".

Kenen de México producía estrategias comerciales para promover los centros comerciales y tiendas de autoservicio en el país. Debido a su situación fiscal, desde 1992 ha dejado de desarrollar proyectos, incluso sus abogados todavía están determinando cuánto le debe Hacienda a su cliente como indemnización.

rcuriel@economista.com.mx

# Busca Luz y Fuerza del Centro ser una empresa más rentable y competitiva

*Su principal ventaja es ser una empresa distribuidora de energía*

Al término de su comparecencia ante la Comisión de Energía de la LIX Legislatura de la Cámara de Diputados, el director general de Luz y Fuerza del Centro, Luis de Pablo, señaló que en estos momentos la empresa a su cargo ya podría adquirir energía si hubiera quién se las vendiera; sin embargo, las cantidades disponibles en la actualidad no permiten cubrir nuestros requerimientos.

Señaló que la principal ventaja de Luz y Fuerza del Centro está como empresa distribuidora, por lo que una reforma eléctrica sería la oportunidad de adquirir energía eléctrica de otros proveedores, en donde dependiendo de las condiciones de la oferta, principalmente en la competitividad de precio, pudiéramos negociar para adquirir energía eléctrica más barata.

Refiriéndose al pasivo laboral y el adeudo histórico, el funcionario señaló que se analizan conjuntamente con las autoridades financieras, diversos escenarios para encontrar los mecanismos que permitan atender estos compromisos.

En cuanto al presupuesto de la paraestatal para el próximo, dijo, que en términos de gasto corriente es suficiente, no así para inversión, que son un tema importante, ya que puede provocar retrasos en los proyectos de modernización de la empresa.

# Descarta Manuel Ángel Núñez un "choque de trenes" en el PRI

☐ *El debate y la decisión final, en manos de legisladores, dice*

- **Describe 4 escenarios para modernizar la industria eléctrica**
- **Recuperar la vocación de pensar en grande, pide Jackson**

**Rivelino Rueda**

El Partido Revolucionario Institucional (PRI) tiene que ser muy respetuoso de todas las expresiones en este instituto político, específicamente sobre las reformas fiscal y eléctrica pero, sobre todo, el tricolor "tiene que clarificar lo que se está buscando", subrayó el gobernador de Hidalgo, Manuel Ángel Núñez Soto.

Desde esta óptica, el priista rechazó que en el PRI exista un "choque de trenes" por la discusión de estas reformas, y dijo que lo que observa en este debate es "una gran pluralidad y ojalá se dé con pleno respeto, pero también aportando lo mejor del partido".

"A los mexicanos nos queda claro que la enorme responsabilidad de decisión está en manos de los legisladores, y aquí se tiene que dar el debate y debe estar presente la pluralidad, porque México requiere de decisiones. Las reformas que haya que hacer, se tienen que lograr en función de la calidad de vida que requiere la sociedad, porque el país no puede seguir perdiendo competitividad y empleos."

Para el mandatario priista, el PRI tiene que tomar en cuenta que la Comisión Federal de Electricidad (CFE) no contará con el dinero suficiente para enfrentar el crecimiento de la demanda de energía eléctrica para los próximos años.

Ante esto, destacó que existen cuatro opciones:

"Tener tarifas más caras, en lo que el partido no está de acuerdo, las tarifas deben ir hacia abajo; o tener un endeudamiento mayor, que de acuerdo con las previsiones pondría en situación de riesgo a las propias empresas; tomar dinero del presupuesto público para lograr la generación o, permitir la participación en una parte de la industria para la generación", expuso.

Al participar en el Coloquio Internacional de Actores y Procesos Políticos, realizado en la Universidad Iberoamericana (UIA), con la conferencia magistral "Federalismo Hacendario", el priista subrayó que una federación es la mejor forma de proteger la unidad y en la diversidad.

### Federalismo, prioridad

"La distribución de los recursos entre diferentes gobiernos pasó a un segundo plano y la eficacia gubernamental a través de instituciones tomó prioridad. Hoy, consolidado el Estado y el gobierno, nos encontramos con el pendiente de hacer efectivo un auténtico federalismo, federalismo político e institucional construido a partir de un federalismo fiscal", apuntó.

Al aseverar que hoy estamos viviendo una "inexperiencia de gobierno", señaló que en la actual coyuntura el gobierno federal enfrenta un reto: "hoy la política social es débil: por ello, si el gobierno no tiene una política social, como sucede ahora, no está cumpliendo con su parte en el `contrato social´".

La clausura del coloquio corrió a cargo del líder del Senado, Enrique Jackson Ramírez quien subrayó que "hay que recuperar una visión de país distinta".

Advirtió que hemos perdido la vocación de pensar en grande, de ver hacia adelante con esa capacidad de futuro.

Y ello obliga a establecer nuevas maneras de entendimiento entre gobierno y gobernados, dijo Jackson, pues, "es una irresponsabilidad no tomar decisiones desde ahora, cuando ya sabemos lo que nos espera". ☒


UNIVERSIDAD IBEROAMERICANA
60 AÑOS
**Enrique Jackson.** (Foto: Especial)

## Profundizar reformas, aconseja Montiel

Por sí mismo, un cambio de régimen no necesariamente genera una democracia moderna y funcional ni una ciudadanía de alta calidad, por tanto, la percepción de lo que ocurra en México en los siguientes años debe tener en cuenta la complejidad de las asignaturas pendientes y de la propia sociedad mexicana.

Desde esta perspectiva, el gobernador del Estado de México, Arturo Montiel Rojas, señaló que para que el país mejore su competitividad y el gobierno amplíe la inversión social en educación, salud, infraestructura y seguridad, será urgente contar con mayores recursos y profundizar, "no sólo en los retos de las reformas estructurales pendientes, sino en las nuevas que, en el corto o mediano plazo serán indispensables".

"La reforma fiscal, la aprobación de las reformas legislativas que permitan atraer nueva inversión en el sector eléctrico y la petroquímica básica, el diseño de la industria petrolera del siglo XXI que necesariamente tocará la sensible estructura actual de Petróleos Mexicanos, o la concesión a particulares para operar cada vez más servicios públicos, son algunos ejemplos de políticas públicas indispensables cuya aprobación tendrán costos", reconoció.

Montiel Rojas planteó, además, que la última condicionante para sacar adelante estas reformas, entre otras muchas cosas, radica en la propensión natural y en cierto sentido explicable de los partidos políticos al "clientelismo y al mínimo costo electoral".

Todos los partidos políticos, o al menos los miembros sensatos y visionarios de cada uno de ellos —añadió—, saben que (las reformas estructurales) son medidas convenientes para el país, "pero algunos aún se muestran renuentes a pagar la factura política". *(Rivelino Rueda)* ☒

**HERDEZ, S.A. DE C.V.**, HELD ON **DECEMBER 3, 2003,** AT 17:00 HOURS AT THE PRINCIPAL PLACE OF BUSINESS OF THE CORPORATION LOCATED IN MEXICO CITY, FEDERAL DISTRICT.

The Meeting was chaired by Mr. Enrique Hernández-Pons Torres, in his capacity as Chairman of the Board of Directors, with Mr. Héctor Hernández-Pons Torres acting as Secretary, who is also the Secretary of the Board of Directors, and in the presence of Messrs. Francisco Javier Soní Ocampo and Mr. José Manuel Rincón Gallardo, who are the Regular Statutory Auditors of the Corporation.

The Chairman proposed and the Meeting voted unanimously to designate as Scrutineers Ma. del Carmen Struck Cano and Pablo Lezama Vélez, who, in the performance of their duties, proceeded to recount the shares held by the attending shareholders.

After verifying the calculation of the shares held by the attending shareholders, in accordance with the attendance list, 390'423,438 (three hundred and ninety million four hundred and twenty-three thousand four hundred and thirty-eight) shares were found to be present of the 421'124,663 (four hundred and twenty-one million one hundred and twenty-four thousand six hundred and sixty-three) shares with voting rights of the company's capital stock, i.e., 92.709% (ninety-two point seven zero nine percent), and having informed the Secretary that the provisions of the Thirteenth Clause of the Corporate Bylaws were fulfilled, the Chairman declared the meeting legally in session and any resolutions adopted thereat valid, pursuant to the provisions of the Corporate Bylaws and the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*].

Thereupon, the Secretary read out the following:

**AGENDA.**

1. Proposal to amend the corporate bylaws of the Corporation, to bring them in line with the provisions of the Securities Market Act [*Ley del Mercado de Valores*] and the GENERAL PROVISIONS APPLICABLE TO ISSUERS OF SECURITIES AND OTHER PARTICIPANTS OF THE SECURITIES MARKET [*DISPOSICIONES DE CARÁCTER GENERAL APLICABLES A EMISORAS DE VALORES Y A OTROS PARTICIPANTES DEL MERCADO DE VALORES*] issued by the National Banking and Securities Commission [*Comisión Nacional Bancaria y de Valores*], and, if applicable, the issuance, exchange and cancellation of the corresponding share certificates.
2. Designation of special delegates.

After the Agenda was unanimously approved, it was then transacted, obtaining the following result:

**FIRST.** Transacting the first item on the Agenda, the Chairman remarked that, in accordance with the sixth transitory provision of the "GENERAL PROVISIONS APPLICABLE TO ISSUERS OF SECURITIES AND OTHER PARTICIPANTS OF THE SECURITIES MARKET [*DISPOSICIONES DE CARÁCTER GENERAL APLICABLES A EMISORAS DE VALORES Y A OTROS PARTICIPANTES DEL MERCADO DE VALORES*]" published on March 19, 2003 in the Official Gazette of Mexico, issuers with securities listed in the Securities Section of the National Securities Register [*Registro Nacional de Valores*] in the charge of the National Banking and Securities Commission, shall adjust their corporate bylaws in order to prescribe the clauses mentioned by Article 8 of the aforementioned Provisions, wherefore, he proposed an amendment of the corporate bylaws of this Corporation in order to comply with the foregoing, in the following terms:

**<u>CORPORATE BYLAWS OF GRUPO HERDEZ, S.A. DE C.V.</u>**

**FIRST.** **<u>NAME.</u>** The Corporation's name is "GRUPO HERDEZ", which shall always be followed by the words "Sociedad Anónima de Capital Variable" or their abbreviation "S.A. de C.V."

**SECOND.** **<u>DOMICILE.</u>** The Corporation's domicile shall be in Mexico City, Federal District, and it may establish agencies, branches or divisions anywhere in the Republic of Mexico or abroad.

**THIRD.** **<u>CORPORATE PURPOSE.</u>** The Corporation's purpose is:

a) To promote, incorporate, organize, exploit and take participation in the capital and assets of all kinds of business corporations or professional partnerships or those of any

liquidation.

b) The acquisition, alienation and, in general, negotiation with all kinds of shares, partnership interests and any other security permitted by the law.

c) The acquisition, alienation and, in general, negotiation with its own shares, in the terms and conditions of the Securities Market Act [*Ley del Mercado de Valores*].

d) The issuance, subscription, acceptance, endorsement, third-party guarantee or any other kind of negotiation with certificates or securities permitted by law and which do not require special authorization or concession.

e) The transaction of all kinds of acts, the contracting of credits or liabilities, granting and receiving specific guaranties, the issuance of debentures, bonds, commercial paper, shares and any other security permitted by law, accepting, drawing, endorsing or securing all kinds of negotiable instruments and securities, furnishing bonds, third-party guaranties or guaranties of any kind, in respect of the obligations assumed or of the certificates issued or accepted by third parties.

f) Acquiring, marketing, alienating, taking and granting the use and enjoyment by any title permitted by law in respect of real and personal property.

g) Obtaining, acquiring, contracting and granting by any title lawfully permitted, patents, trademarks, trade names, designs, plans, formulas, studies, projects, copyrights and concessions for all types of industrial and commercial activities of any kind.

h) The provision or contracting of technical, administrative, consultative and advisory services, as well as the transaction of contracts or agreements for the realization of other aims related with the corporate purpose.

i) The Corporation shall carry out any other activity permitted by the laws, that may be necessary or accessory to fulfill the purpose of the Corporation.

**FOURTH. DURATION.** The Corporation's duration shall be indefinite.

**FIFTH. EXPRESS COVENANT FOR FOREIGN INVESTORS.** This Corporation is Mexican. Present or future foreign members of the Corporation are formally bound unto the Secretariat of Foreign Relations to consider themselves Mexican nationals in respect of any shares of the Corporation which they might acquire or hold, and of the property, rights, concessions, participations or interests the Corporation might hold or of the rights and obligations derived from the agreements to which said Corporation might be a party with the Mexican Authorities and they are bound not invoke therefore the protection of their Governments, or else they shall be liable to forfeit such equity interests as they shall have acquired to the Mexican nation.

**SIXTH. CAPITAL STOCK.** The capital stock is variable. The fixed minimum capital stock, without right of withdrawal, is the sum of SIX MILLION EIGHT HUNDRED AND TWENTY-FIVE THOUSAND TWO HUNDRED AND NINETY-FOUR PESOS AND SEVENTY CENTS, MEXICAN CURRENCY, and it is represented by FORTY-THREE MILLION TWO HUNDRED THOUSAND ordinary, registered shares with no par value, which are fully subscribed and paid-in.

The amount of the capital stock is variable. It shall always be represented by shares with the features set by the Shareholders' Meeting at which their issuance is decided, which shall in any event be registered and without par value.

**SEVENTH. SHARES.** For purposes of identification, the shares representing the capital stock shall be divided into two Classes.

a) Class "I", which shall be formed by shares of the fixed minimum capital, without right of withdrawal; and

b) Class "II" shall be formed by shares representing the variable capital stock.

shares, without par value, of a single series. All the shares shall be freely subscribed and shall confer upon their holders equal rights and obligations, with the exception of the right of withdrawal, which shall be exclusive to the holders of the shares of the variable part, pursuant to the provisions of these corporate bylaws, the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*], the Securities Market Act [*Ley del Mercado de Valores*] and the general provisions issued by the National Banking and Securities Commission, and other applicable legal provisions.

Whenever foreign shareholders participate in the capital of the Corporation, they shall comply with the rules in force on foreign investment.

The ownership of one or more shares implies acceptance of these corporate bylaws and of the resolutions legally adopted by the Shareholders' Meeting or by the Board of Directors of the Corporation.

**EIGHTH. SHARE CERTIFICATES.** The shares shall be covered by printed certificates. Provisional certificates may be issued while the definitive certificates are being printed.

Both the provisional certificates and the definitive certificates of shares shall be numbered progressively within each Class and they may cover one or more shares; the definitive certificates shall bear attached registered coupons, numbered progressively, which shall be torn from the certificate and handed over to the Corporation upon payment of dividends or interest. The provisional certificates may also have coupons. The definitive certificates and the provisional certificates of shares shall also meet the other requirements demanded by Article One Hundred and Twenty-Five of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*]; they shall have transcribed upon them, literally and ostensibly, the text of the Fifth Clause of these bylaws, they shall be signed with the autographed signature of the Chairman and the Secretary of the Board of Directors or by any two members of such board, designated for that purpose.

They may also be signed in facsimile form by the same officers on the condition that the original of the respective signatures shall be deposited with the Public Commerce Registry of the Corporation's domicile.

At the request of their titleholder and at the latter's expense, the provisional certificates and the definitive certificates of shares may be exchanged for others of different denominations.

In case of loss, theft or destruction of the provisional or definitive certificates of shares, they shall be replaced at the expense of their titleholder, in accordance with the provisions of the General Law on Negotiable Instruments and Credit Transactions [*Ley General de Títulos y Operaciones de Crédito*].

**NINTH. STOCK LEDGER.** The Corporation shall have a Stock Ledger, which may be kept, as determined by the Management of the Corporation, by third party or by any of the Institutions for the Depositing of Securities. The information required by Article One Hundred and Twenty-Eight of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*] shall be noted in such ledger. The Corporation shall regard as owner of the shares anyone who appears listed as such in the aforementioned Registered Stock Ledger. At the request of the interest parties, the relative annotations of any transfers effectuated shall be made.

For the purposes of preparing an attendance list of the shareholders, for holding a Shareholders' Meeting, the Registered Stock Ledger shall be closed five days before each meeting and shall not be reopened until the day after such meeting or the day on which it was supposed to have been held.

**TENTH. INCREASES AND REDUCTIONS OF CAPITAL.** With the exceptions of increases or reductions of capital stock derived from: (i) the acquisition of its own shares on the securities exchanges in which the Corporation operates and, on the understanding that it shall be resolved that such shares shall be converted into treasury shares in accordance with these corporate bylaws, Article Fourteen-A Three of the Securities Market Act [*Ley del Mercado de Valores*], the general rules issued in that regard by the National Banking and Securities Commission and any other applicable legal provisions; and (ii) the exercise of the right of withdrawal by the shareholders of the Corporation, any increase or decrease in the fixed part of the capital stock shall be done by a resolution of the Extraordinary General

resolution of the Ordinary General Shareholders' Meeting, for which the corresponding minutes, in both cases, shall be registered with a notary public.

Inscription of the notarial instruments, containing increases or reductions in the variable part of the capital of the Corporation, in the Public Commerce Registry of the Corporation's domicile shall not be necessary.

No capital increase may be ordered until the shares issued previously have been fully paid in.

Whenever there exist shares that are issued to represent the variable part of the capital stock and which, by a resolution of the Ordinary General Shareholders' Meeting that ordered their issuance, must be deposited with the treasury of the Corporation so that they can be handed out by the Board of Directors to the shareholders of the Corporation as they are subscribed and paid for, the preemptive rights of the shareholders of the Corporation mentioned by this Clause shall have to be respected in all cases.

The shareholders shall have a preemptive right to subscribe new shares that are issued in the event of an increase of the capital stock, in proportion to the number of shares they hold at the time the increase in question is ordered.

In the case of increases in the Corporation's fixed minimum capital stock without right of withdrawal, the preemptive right mentioned in the paragraph above shall be exercised within fifteen days after the publication of the Meeting's resolution on the capital increase in the official newspaper of the Corporation's domicile. In the case of increases in the variable part of the capital stock, the preemptive right shall be exercised within fifteen days counted from the date of the Minutes of the Shareholders' Meeting in which the respective resolution was adopted.

If, after the expiration of the term during which the shareholders should have exercised the preemptive right granted them in this Clause, there are still some shares left unsubscribed, the Board of Directors shall offer such shares to third parties for subscription and payment, provided the shares in question are offered for subscription and payment under terms and conditions that are not more favorable to those in which they could have been acquired by the shareholders of the Corporation.

If the Board of Directors, within the fifteen days after the expiration date of the term during which the shareholders should have exercised the preemptive right, fails to place the shares that had not be subscribed by the shareholders or, if applicable, by third parties, such shares shall be cancelled and therefore the capital stock shall be reduced proportionally by the part corresponding to the cancelled shares.

Capital reductions to absorb losses or for reimbursement to the shareholders shall be done by proportional redemption of the number of shares in circulation. However, in any event, shares representing the variable part of the capital shall be redeemed first, and only if the quantity of such shares is insufficient to fully absorb the amount of the capital reduction approved shall the shares representing the fixed minimum capital stock without right of withdrawal be redeemed, in the quantity required to complete the capital reduction in question.

In the event of a capital stock reduction, as a consequence of a shareholder who owns shares representing the variable part of the capital stock wishing to exercise his right to fully or partially withdraw his contribution, the capital reduction shall be done in strict compliance with the provisions of Articles Two Hundred and Twenty and Two Hundred and Twenty-One of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*]. The corresponding reimbursement, pursuant to the General Provisions Applicable to Issuers of Securities and to Other Participants of the Securities Market [*Disposiciones de Carácter General Aplicables a Emisoras de Valores y a Otros Participantes del Mercado de Valores*], issued by the Mexican National Banking and Securities Commission, shall be subject to the payment thereof being done in accordance with whichever value is the lowest out of the following two:

Ninety-five percent of the securities exchange quotation value, obtained from the average weighted price per volume of the operations that shall have been effectuated over the last thirty days in which the shares of the Corporation shall have been negotiated, prior to the

or else, the book value of the shares in accordance with the balance sheet corresponding to the close of the fiscal year immediately prior to the one on which the separation should take effect, previously approved by the Ordinary General Shareholders' Meeting.

If the number of days in which the shares shall have been negotiated during the period set forth in the previous paragraph is less than thirty, the days on which they shall actually have been negotiated shall be used. In the event that the shares are not negotiated in such period, the book value of the shares shall be used.

The payment of the reimbursement shall be immediately due and payable as of the day after the holding of the Ordinary General Shareholders' Meeting that approved the balance sheet corresponding to the fiscal year in which it should take effect.

No shareholder may exercise the right of withdrawal to which the present Clause refers, when, as a consequence of the exercise of that right, the number of shareholders of the Corporation fall to less than two.

Any increase or reduction of capital shall be listed in a ledger kept by the Corporation for such purposes.

**ELEVENTH. SHAREHOLDERS' MEETING.** The General Shareholders' Meeting is the highest governing body of the Corporation. The General Shareholders' Meetings are Ordinary or Extraordinary and shall be held at the principal place of business, notwithstanding acts of God or force majeure.

The Ordinary General Shareholders' Meeting shall be held at least once a year, within the first four months after the close of the fiscal year and it shall also concern itself with the items included on the agenda, the items mentioned by Article One Hundred and Eighty-One of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*], including the discussion, approval or, if applicable, amendment of the report regarding the general announcement of Article One Hundred and Seventy-Two of the General Law on Business Corporations, in respect of the fiscal year of the Corporation immediately beforehand.

Extraordinary Meetings shall be those held in order to transact any of the items mentioned by Article One Hundred and Eighty-Two of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*].

Ordinary and Extraordinary General Shareholders' Meetings shall be called by the Board of Directors, through its Chairperson or, failing this, by the Secretary of the Corporation; also at the request of the shareholders in the terms of Articles One Hundred and Eighty-Four and One Hundred and Eighty-Five of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*] or by the Statutory Auditor or Auditors, in accordance with the Sixth Section of Article One Hundred and Sixty-Six of said Law.

The shareholders representing at least fifteen percent of the capital stock may directly exercise the liability action against the administrators, provided that they meet with the requirements set forth by Article One Hundred and Sixty-Three of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*]. Such action may also be exercised in respect of the Statutory Auditors and members of the Auditing Committee, in accordance with such legal precept.

Shareholders with shares with voting rights, even limited ones, that represent at least ten percent of the shares represented at a Shareholders' Meeting, may ask to postpone the voting on any matter of which they consider themselves to be insufficiently informed, in accordance with the terms and conditions set forth in Article One Hundred and Ninety-Nine of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*].

Shareholders with shares with voting rights, even limited or restricted ones, that represent at least twenty percent of the capital stock, may judicially oppose the resolutions of the General Shareholders' Meetings in respect of which they have the right to vote, provided that they meet with the requirements of Article Two Hundred and One of the General Law on Business Corporations [Ley General de Sociedades Mercantiles]. Article Two Hundred and Two of the aforementioned Law is equally applicable.

Shareholders' Meetings shall be given by the Board of Directors, through the person designated for those purposes or by the Statutory Auditors of the Corporation, and they shall be published in the Official Gazette of Mexico, or in one of the highest circulation newspapers of the location of the principal place of business, at least eight days prior to the appointed date of the meeting, except in the case of Shareholders' Meetings that are held to approve the report mentioned by Article One Hundred and Seventy-Two of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*], which shall be called at least fifteen days in advance.

The notices shall set forth the place, date and time of the meeting and shall contain the Agenda and be signed by whosoever issues them.

The notice shall not be necessary when the entire amount of the shares is represented at the time of voting.

Without prejudice to the foregoing, the shareholders with shares with voting rights, even limited or restricted ones, that represent at least ten percent of the capital stock, may ask for a General Shareholders' Meeting to be called in the terms set forth in Article One Hundred and Eighty-Four of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*] and Article Fourteen-A Three of the Securities Market Act [*Ley del Mercado de Valores*].

As of the moment at which the notice for the Shareholders' Meetings are published, the Corporation shall maintain at the disposal of said shareholders, immediately and gratuitously, the information and the documents related with each of the items on the agenda.

**THIRTEENTH.** **REPRESENTATION AT AND ADMITTANCE TO THE MEETINGS.** The shareholders may be represented at the meetings of any kind by proxy granted on forms drawn up by the Corporation, which shall meet with the following requirements:

a) They shall clearly indicate the name of the Corporation, as well as the respective Agenda. The heading of general business may not include the items mentioned by Articles One Hundred and Eighty-One and One Hundred and Eighty-Two of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*].

b) They shall contain a space for any instructions set forth by the grantor for the exercise of the proxy.

The Corporation shall maintain at the disposal of the intermediaries of the securities market who demonstrate that they are charged to represent the shareholders of said Corporation, for the period mentioned by Article One Hundred and Seventy-Three of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*], the forms of the proxies, so that said intermediaries may send them in good time to their principals.

The Secretary of the Board of Directors of the Corporation shall be bound to make sure that the above provision is observed and to inform the Shareholders' Meeting about it, which shall be recorded in the respective minutes.

The shareholders may not be represented by the administrators, or by the Statutory Auditors of the Corporation.

In order to admitted to the meetings, the shareholders shall be duly listed in the Stock Ledger that shall be kept by the Corporation pursuant to the provisions of these corporate bylaws; in addition, the shareholders shall ask the Secretary of the Corporation, by no later than on the last business days prior to the holding of the meeting, for the corresponding admittance card, which shall be issued to them against the deposit of provisional or definitive share certificates or against the delivery of the document evidencing the deposit thereof in any of the institutions for the depositing of securities or any fiduciary or lending institution in Mexico or abroad.

**FOURTEENTH.** **CHAIR OF THE MEETINGS.** The Ordinary or Extraordinary General Shareholders' Meetings shall be chaired by the Chairperson of the Board of Directors and, in the absence thereof, by any of the shareholders designated by the meeting in question.

The Chairperson shall app...
representatives of shareholders or guests present, to determine whether or not there exists the statutory form and to count the votes issued, if the latter is requested by the Chairperson of the Board of Directors.

**FIFTEENTH. CONVENING THE MEETINGS.** Ordinary General Shareholders' Meetings that are held by reason of a first call, shall be regarded as legally assembled if at least fifty percent of the capital stock is represented; in case of a second or subsequent call, the Ordinary General Shareholders' Meetings shall be regarded as legally assembled irrespective of the number of shares represented.

Extraordinary General Shareholders' Meetings shall be regarded as legally assembled, by reason of a first call, if at least seventy-five percent of the capital stock is represented; in case of a second or subsequent call, the Extraordinary General Shareholders' Meetings shall be regarded as legally assembled if at least fifty percent of the capital stock is represented.

**SIXTEENTH. VOTING AT THE MEETINGS.** Resolutions adopted at Ordinary General Shareholders' Meetings that are held by reason of a first or subsequent call, shall be valid when adopted by majority vote of the shares present or represented. The resolutions of Extraordinary General Shareholders' Meetings shall be valid if approved by the favorable vote of shares representing at least half the capital stock.

With the exception of the case of the all-shareholder meetings mentioned by Article One Hundred and Eighty-Eight of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*], for resolutions adopted at Shareholders' Meetings to be valid, they shall refer only to the items contained on the Agenda that appears in the respective notice.

The resolutions adopted outside of a Shareholders' Meeting unanimously by the Shareholders representing all the shares with voting rights or of the special category of shares in question, where appropriate, shall have for all legal purposes the same validity as if they had been adopted when assembled at a General or Special Meeting, respectively, provided they are confirmed in writing.

**SEVENTEENTH. MINUTES OF THE MEETINGS.** Minutes, containing the resolutions adopted, shall be taken from every meeting. Such minutes shall be entered in the book which the Corporation shall keep for such purposes.

Furthermore, a file shall be formed for each meeting, in which to keep copies of the minutes and of the list of attendance at the meeting, signed by the scrutineer or scrutineers, the cards for admittance thereto, the proxy letters, a copy of the publications in which the notice, if any, had appeared and, where applicable, copies of the reports of the Board of Directors and of the Statutory Auditors, and any other documents that shall have been submitted for the consideration of the meeting.

If the minutes of any meeting cannot be entered in the corresponding book, they shall be notarized with a notary public. The minutes of the extraordinary general meetings shall be notarized with a notary public and listed in the Public Commerce Registry of the domicile of the Corporation. All the minutes of shareholders' meetings, as well as the records regarding those which could not be held due to lack of quorum, shall be signed by the Chairperson and the Secretary of the Meeting, and by any Statutory Auditors who attended.

**EIGHTEENTH. ADMINISTRATION.** The administration and representation of the Corporation shall be entrusted to a Board of Directors, formed by a number of regular and alternate members that shall be decided upon at the shareholders' meeting, but in any event, the Board of Directors of the Corporation shall be formed by a minimum of five and a maximum of twenty regular board members, of whom at least twenty-five percent shall be independent.

Pursuant to the provisions of Article Fourteen-A of the Securities Market Act [*Ley del Mercado de Valores*], for purposes of these corporate bylaws, Independent Board Member shall mean those persons who, selected for their professional experience, capacity and prestige, are on no account:

a) Employees or managers of the Corporation, including those who have occupied such charges during the year immediately beforehand;

b) Shareholders who, without being employees or managers of the Corporation have the power to command the managers thereof;

c) Partners or employees of corporations or partnerships who provide advisory or consulting services to the Corporation or to the companies that belong to the same economic group of which the latter forms part, whose revenues represent ten percent or more of its revenues;

d) Clients, suppliers, debtors, creditors, partners, board members or employees of a corporation that is a major client, supplier, debtor or creditor.

   A client or supplier is considered to be major when the sales of the Corporation represent more than ten percent of the total sales of the client or of the supplier, respectively.

   Similarly, a debtor or creditor is considered to be major when the amount of the credit is more than fifteen percent of the assets of the Corporation or of its counterpart.

e) Employees of a civil foundation, association or partnership who receive significant donations form the Corporation.

   Significant donations are considered to be those representing more than fifteen percent of the total donations received by the institution.

f) Chief Executive Officers or top-level directors of a corporation in whose board of directors the chief executive officer or a top-level director of the Corporation participates; and

g) Spouses or life partners, as well as relatives by consanguinity, affinity or civil relations to the first degree in respect of any of the persons mentioned in paragraphs c) through f) above, or to the third degree, in connection with the persons mentioned in paragraphs a) and b) above.

The members of the Board of Directors may be reelected, but in any event, they shall continue in office until the persons designated to replace them have been installed in their positions.

A shareholder or group of shareholders with shares representing at least ten percent of the capital stock shall have the right to designate a Regular Board Member and, if applicable, his or her alternate.

Any minority of holders of restricted vote shares other than those prescribed by Article One Hundred and Thirteen of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*] or of the limited vote shares mentioned by such precept, who represent at least ten percent in one or share series, shall have the right to designate at least one board member and his or her respective alternate; in the absence of this designation of minorities, the holders of such shares shall enjoy the right the appoint at least two board members and their alternates. In the second case, the designations, as well as the replacements and revocations of the board members shall be decided at a special shareholders' meeting. The appointments of the Board Members designated by the minorities may only be revoked when the appointment of the other Board Member of the Corporation is revoked.

**NINETEENTH. RELIEF OF BOARD MEMBERS.** The alternate members of the Board of Directors may only relieve the regular board members as determined by the Shareholders' Meeting that elected them. The alternate board member of the independent board members shall have that same capacity.

**TWENTIETH. DESIGNATION OF THE CHAIRPERSON AND SECRETARY OF THE BOARD OF DIRECTORS.** The Board of Directors shall designate a Chairperson from among its regular members and if it sees fit, one or more Vice-Chairpersons, who shall enjoy the powers granted to them at the time of their designation.

of private individuals and entities and authorities and shall see that the resolutions of the Shareholders' Meetings and of the Board of Directors are fulfilled.

Furthermore, the Board of Directors shall designate the Secretary of the Board of Directors and if it sees fit, one or more Deputy Secretaries, who shall not need to be board members and who may be designated by the Shareholders' Meeting.

The Secretary or, if applicable, the Deputy secretary in office shall authenticate with his or her signature the copies or extracts of the minutes of the Meetings of the Board of Directors, of the Shareholders' Meetings and of the other documents of the Corporation, and shall keep the file and correspondence of each board member.

**TWENTY-FIRST.** **NOTICE FOR MEETINGS OF THE BOARD OF DIRECTORS**. The Board of Directors shall meet at least once every three months and at any other time when called for such purposes by its Chairperson, by any two members of said Board, by the Secretary, or by the Deputy Secretary, by notice given in writing and sent at least five days prior to the date of the meeting, in such a manner as to ensure that the addressee shall receive it at the domicile provided thereby for such purposes to the Corporation.

The Statutory Auditors of the Corporation shall be called to the meetings of the Board of Directors.

**TWENTY-SECOND.** **HOLDING OF MEETINGS OF THE BOARD OF DIRECTORS**. In order for the meetings of the Board of Directors to be considered as lawfully convened, the assistance of at least the majority of its members shall be required in all cases. The Board of Directors shall adopt its resolutions by the favorable vote of the majority of the board member present at each meeting.

The Chairperson of the Board of Directors shall have the casting vote in case of a tie.

The resolutions adopted outside of a meeting by the Board of Directors, unanimously by its members, shall have for all legal purposes the same validity as if they had been adopted when assembled at a Board meeting, provided they are confirmed in writing.

**TWENTY-THIRD.** **POWERS OF THE BOARD OF DIRECTORS**. The Board of Directors shall have all the powers included in general powers of attorney for: a) litigations and collections; b) for administrating property; c) exercising acts of ownership, with all the general and special powers that require a special clause by law, in the terms of Articles Two Thousand Five Hundred and Fifty-Four of the Federal Civil Code [*Código Civil Federal*] and of the counterpart provisions of the Civil Code [*Código Civil*] for the Federal District of Mexico and of the Civil Codes of the States of the Republic of Mexico; d) representing the Corporation before private individuals and entities and all kinds of administrative and judicial authorities, whether federal, state or municipal, before all kinds of boards of conciliation and arbitration and other labor authorities, and before arbitrators and arbitragers; and e) issuing, accepting, endorsing and securing, in any manner, negotiable instruments, as well as affirming them in terms of the Ninth Article of the General Law on Negotiable Instruments and Credit Transactions [*Ley General de Títulos y Operaciones de Crédito*].

The foregoing powers include but are not limited to:

a) Filing all kinds of actions and appeals, even the writ of Amparo, and desisting from them; for settling, submitting to arbitration, preparing and answering interrogatories, assigning property, recusing judges and receiving payments; for discussing, entering into and reviewing collective bargaining agreements; representing the Corporation before labor authorities in matters to which the Corporation is a party of interested third party, in both the initial hearing and in any of the stages of the process of employment law;

b) Doing all the transactions and entering into, amending and rescinding contract inherent to the purposes of the Corporation;

c) Managing bank accounts;

d) Appointing and removing the Chief Executive Officer, if applicable, the Managing Directors and other officers of the Corporation and, without prejudice to the provisions

*Mercantiles*], the Securities Market Act [*Ley del Mercado de Valores*] and the general provisions applicable to issuers of securities and other participants of the securities market, the members of the Committees of the Board of Directors of the Corporation, as well as determining their powers, obligations and remunerations.

e) Granting general and special powers of attorney and revoking them, as well as delegating or substituting its powers.

f) Establishing branches, agencies or offices and closing them;

g) Executing the resolutions of the shareholders' meetings.

h) Presenting denouncements and criminal complaints, granting pardon when proper and assisting the Office of the Public Prosecutor as coadjutant;

i) Placing in circulation shares that have been deposited with the treasury of the Corporation, in order to be placed in circulation among the shareholders of the Corporation or among third parties;

j) The Board of Directors shall have the non-delegable power to decide on the acquisition of its own shares and their later placement in the market, pursuant to the provisions of Article Fourteen-A of the Securities Market Act [*Ley del Mercado de Valores*] and other applicable legal provisions.

k) Designating the person in charge of managing the reserve for acquisition of the Corporation's own shares and for ordering the purchase and placement of such shares.

l) Presenting to the Shareholders' Meeting the annual report of each of the Committees of the Board of Directors of the Corporation in respect of the activities of the such Committees.

m) Approving the operations that are separate from the ordinary line of business and which are intended to be done by the Corporation and its members, with persons forming part of the administration of the Corporation or with those whom such persons maintain property ties or, if applicable, relations by consanguinity or affinity to the second degree, or who are their spouses or life partners; the purchase or sale of ten percent or more the assets; the granting of guaranties for a sum of more than thirty percent of the assets, as well as operations different to the foregoing which represent more than one percent of the assets of the Corporation.

   Additionally, approving the operation which the subsidiaries of the Corporation seek to do with persons related or which imply committing the assets of the Corporation, in the terms of Article Fourteen-A Three Section IV, paragraph d) of the Securities Market Act [*Ley del Mercado de Valores*].

   The members of the Board of Directors shall be responsible for any resolutions they arrive at due to the matters mentioned by this subdivision, except in the case provided for by Article One Hundred and Fifty-Nine of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*].

n) Opining and making known such opinion to the investing public, in respect of the justification of the price at which the shareholders bound under the terms of Articles Sixteen of the Securities Market Act [*Ley del Mercado de Valores*] and Eight of the General Provisions Applicable to Issuers of Securities and Other Participants of the Securities Market [*Disposiciones de Carácter General Aplicables a Emisoras de Valores y a Otros Participantes del Mercado de Valores*] make a public bid to purchase in case of cancellation of registration of the shares of the Corporation in the National Securities Register [*Registro Nacional de Valores*].

**TWENTY-FOURTH. <u>COMMITTEES OF THE BOARD OF DIRECTORS</u>.** The Corporation may set up Committees of the Board of Directors pursuant to the following:

a) The appointment of the members of the Committees of the Board of Directors shall fall to the board members of the Corporation. Without prejudice to the provisions of the

General Law on Business Corporations [L...
members shall be designated by the Board of Directors thereof.

b) The Committees of the Board of Directors of the Corporation shall be formed exclusively by regular members of the Board of Directors of the Corporation and by a minimum number of three and a maximum of seven board members;

c) The Committees of the Board of Directors of the Corporation shall be chaired by a Chairperson who shall be designated by said Board of Directors of the Corporation;

d) Without prejudice to the provisions in such respect of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*], the members of the Committees of the Board of Directors shall remain in office for one year, unless relieved of their posts by the Board of Directors of the Corporation, but in any event they shall continue in office until the persons designated to replace them have been installed in their positions; they may be reelected and shall receive the remunerations which, as members of the Board of Directors, are determined by the Shareholders' Meeting of the Corporation.

e) The Committees of the Board of Directors shall have the obligation to report their activities and draw up a report each year about such activities; and

f) The Committees of the Board of Directors shall call to their meetings the statutory auditor or statutory auditors of the Corporation, who shall attend them with the right to speak but not to vote;

The Corporation shall set up Committees of the Board of Directors as agreed by the Shareholders' Meeting or the Board of Directors of the Corporation but, in any event, it shall set up an Audit Committee pursuant to Article Fourteen-A Three of the Securities Market Act [*Ley del Mercado de Valores*].

**TWENTY-FIFTH. AUDIT COMMITTEE.** The Audit Committee shall be formed by a majority of Independent Board Members and its Chairperson shall also have such independent capacity, pursuant to Article Fourteen-A Three of the Securities Market Act [*Ley del Mercado de Valores*]. The Audit Committee shall perform the following duties:

a) It shall draft an annual report on its activities and submit it to the Board of Directors of the Corporation;

b) It shall opine on the settlements with related persons mentioned by subdivision d) of the Fourth Section of Article Fourteen-A Three of the Securities Market Act [*Ley del Mercado de Valores*] and subdivision n) of the TWENTY-THIRD clause of these corporate bylaws.

   Additionally, it shall opine on the operations which the subsidiaries of the Corporation seek to do with related persons or which commit their assets in the terms of Article Fourteen-A Three Section IV, paragraph d) of the Securities Market Act [*Ley del Mercado de Valores*].

c) It shall propose to the Board of Directors of the Corporation the hiring of independent specialists where it deems proper, in order for them to express their opinion on the settlements mentioned by subdivision d) of the Fourth Section of Article Fourteen-A Three of the Securities Market Act [*Ley del Mercado de Valores*].

d) It shall recommend to the Board of Directors of the Corporation the candidates for external auditors of the Corporation. Pursuant to the General Provisions Applicable to Issuers of Securities and to Other Participants of the Securities Market [*Disposiciones de Carácter General Aplicables a Emisoras de Valores y a Otros Participantes del Mercado de Valores*], for the Board of Directors to approve the hiring of the external auditor of the Corporation, the Audit Committee shall issue the opinion referred to by subdivision b) above and present it to such board.

e) It shall recommend to the Board of Directors of the Corporation the hiring conditions and the scope of the professional mandates of the external auditors;

the auditing contracts;

g) It shall approve the additional services to those of auditing which, if any, are provided by the firm in which the external auditor of the Corporation works. The Audit Committee shall include in its report: (i) a description of the kind of services in addition to those of auditing that are hired from the firm in which such external auditor works; and (ii) the justification that the hiring of such services does not affect the independence of the aforementioned external auditor, having regard to the potential relevance which the result of the service might have on the financial statements of the Corporation, and on the remuneration for these services in respect of the amount that is paid for the auditing services.

h) It shall serve as a communication channel between the Board of Directors of the Corporation and the external auditors, and ensure the independence and objectivity of said auditors;

i) It shall review the work schedule, the letters of observations and the auditing reports and inform the Board of Directors of the Corporation about the results;

j) It shall opine about the criteria for the preparation of the financial information of the Corporation and inform the Board of Directors about the results;

k) It shall assist the Board of Directors of the Corporation by reviewing the financial information and its process of issuance;

l) It shall contribute to defining the general guidelines of the internal control system of the Corporation and evaluate its effectiveness;

n) It shall assist the Board of Directors of the Corporation in the coordination and evaluation of the annual internal auditing schedules;

ñ) It shall coordinate the work of the external and internal auditors and Statutory Auditors of the Corporation;

o) It shall check that the necessary mechanisms are in place to enable proof to be obtained that the Corporation is compliant with the different legal provisions to which it is subject; and

p) It shall opine in respect of the justification of the price at which the shareholders bound under the terms of Articles Sixteen of the Securities Market Act [*Ley del Mercado de Valores*] and Eight of the General Provisions Applicable to Issuers of Securities and Other Participants of the Securities Market [*Disposiciones de Carácter General Aplicables a Emisoras de Valores y a Otros Participantes del Mercado de Valores*] make a public bid to purchase in case of cancellation of registration of the shares of the Corporation in the National Securities Register [*Registro Nacional de Valores*]. In the event that such opinion is different to the opinion about the same matter issued by the Board of Directors of the Corporation, then the Audit Committee shall make its opinion known to the investing public.

**TWENTY-SIXTH. MANAGING DIRECTORS AND OTHER OFFICERS.** Besides the Board of Directors, the Shareholders' Meeting or the Board of Directors may designate any Managing Directors and officers, who may or may not be shareholders. Such officers shall have the powers granted to them upon their appointment, which in any event may be extended or restricted by express agreement of the Shareholders' Meeting or the Board of Directors.

**TWENTY-SEVENTH. BONDS.** Any members of the Board of Directors, as well as Chief Executive Officers and other officers who are designated shall furnish a bond conditioned on the faithful discharge of all duties, by depositing with the treasury of the Corporation an amount determined by the Shareholders' Meeting who elected them, or failing this, the amount of the par value of one share of the Corporation.

**TWENTY-EIGHTH. OVERSIGHT OF THE CORPORATION.** The oversight of the Corporation, as determined by the Ordinary General Shareholders' Meeting of the Corporation, shall be entrusted to one or more Regular Statutory Auditors; alternate Statutory Auditors may also be designated. Neither the Regular Statutory Auditors nor the Alternate

forth in Article One Hundred and Sixty-Five of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*]. They shall be freely designated and dismissed by the shareholders at an Ordinary General Shareholders' Meeting; they may be reelected; they shall continue in office for one year, but shall continue to validly hold office until their successors have been designated and installed in their positions; they shall guarantee their tenure in the same manner as is prescribed for the Board Members and they shall receive the emoluments determined by the shareholders at an Ordinary General Shareholders' Meeting.

Holders of shares with or without voting rights who represent at least ten percent of the capital stock may designate a regular Statutory Auditor and, if applicable, his or her respective alternate. The appointments of the Statutory Auditors designated by the minorities may only be revoked when the appointment of the other Statutory Auditors of the Corporation is revoked.

**TWENTY-NINTH. PERFORMANCE OF THE STATUTORY AUDITORS.** The Statutory Auditor or Statutory Auditors shall have the powers and obligations contained in the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*]. A temporary or permanent vacancy of the post of Statutory Auditor shall be covered by the alternate Statutory Auditor, if any, and in the absence thereof, the Board of Directors, within a term of three days, shall call an Ordinary General Shareholders' Meeting, which shall deal with the election of a new Statutory Auditor.

**THIRTIETH. ACQUISITION OF THE CORPORATION'S OWN SHARES.** The Corporation may acquire the shares representing its capital stock through the securities exchange in which it operates and at the current market price, without the prohibition established in the first paragraph of Article One Hundred and Thirty Four of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*] being applicable and it shall comply with the requisites of the Securities Market Act [*Ley del Mercado de Valores*], the general provisions issued in that regard by the National Banking and Securities Commission and other applicable legal provisions, pursuant to the following:

a) The purchase of the Corporation's own shares shall be done with charge to the net worth as long as such shares belong to the Corporation.

b) In the event that it is decided to convert the Corporation's own shares acquired by the Corporation into treasury shares, the charge shall be made to the capital stock. In this case, no resolution of the Shareholders' Meeting of the Corporation shall be required.

c) The Ordinary General Shareholders' Meeting shall expressly decide, for each fiscal year, the maximum amount of resources that may be allocated to the purchase of own shares, with the sole limitation that the sum of the resources that can be allocated for that purpose, shall in no case exceed the total balance of the net profits of the Corporation, including withheld profits.

d) The Board of Directors of the Corporation shall designate the person or persons in charge of the acquisition and placement of own shares.

e) As long as the shares belong to the Corporation, they may not be represented at any kind of Shareholders' Meeting.

f) The own shares or, if applicable, the treasury shares referred to by Article Fourteen-A Three of the Securities Market Act [*Ley del Mercado de Valores*], without prejudice to the provisions of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*], may be placed among the investing public, without the corresponding capital stock increase requiring for the latter case any resolution from any kind of Shareholders' Meeting, or the agreement of the Board of Directors in the case of their placement.

g) On no account may the transactions of acquisition and placement of own shares give rise to the authorized percentages pursuant to section II of Article Fourteen-A Three of the Securities Market Act [*Ley del Mercado de Valores*] being exceeded, in the case of shares other than ordinary ones, or give rise to a breach the requisites of maintaining the registration in the list of securities of the securities exchange on which the shares representing the capital stock of the Corporation are quoted.

in which this Corporation owns the majority of the shares or partnership interests shall not directly or indirectly invest in shares thereof, or of any other corporation who is a majority shareholder of this Corporation, or whom, without being so, the subsidiary corporations know is a shareholding corporation of the latter.

**THIRTY-SECOND. <u>CANCELLATION OF THE REGISTRATION IN THE SECURITIES SECTION OF THE NATIONAL SECURITIES REGISTER</u>.** In terms of Article Sixteen of the Securities Market Act [*Ley del Mercado de Valores*] and Article Eight of the General Provisions Applicable to Issuers of Securities and Other Participants of the Securities Market [*Disposiciones de Carácter General Aplicables a Emisoras de Valores y a Otros Participantes del Mercado de Valores*], in the event of a cancellation of the registration of the shares representing the capital the Corporation in the Securities Section of the National Securities Register [*Registro Nacional de Valores*], either at the request of the Corporation itself or by a resolution adopted by the National Banking and Securities Commission pursuant to Law, the shareholders who (i) hold the majority of the ordinary shares, or (ii) have the possibility, under any title, to impose decisions upon the general shareholders' meetings, or (iii) have the power to appoint the majority of the members of the Board of Directors of the Corporation, shall make a public bid to purchase, prior to the cancellation at least at the price that turns out to be the highest of the two below: (a) the quotation value on the securities exchange in which the Corporation operates pursuant to the provisions of the following paragraph; or (b) the book value of the share in accordance with the latest quarterly report submitted to the National Banking and Securities Commission and to the securities exchange in which the Corporation operates before the start of the bid, except when such value shall have been modified in accordance with criteria applicable to the determination of relevant information, in which case, the most recent financial information available to the Corporation shall be considered. The shareholders obliged to make the public bid to purchase pursuant to this Clause shall place in a trust for at least six months the requisite funds to purchase, at the same price as the bid, the shares of the investors who do not resort thereto, in the event that once the public bid to purchase is made and prior to the cancellation of the registration in the National Securities Register [*Registro Nacional de Valores*], the aforementioned shareholders fail to acquire one hundred percent of the paid-in capital stock of the Corporation.

For purposes of the present Clause, quotation on securities exchange shall mean the average weighted price per volume of the operations that have been effectuated over the past thirty days in which the shares of the Corporation had been negotiated, prior to the date of the bid, during a period that may be no more than six months. If the number of days in which the shares shall have been negotiated during the aforementioned period is less than thirty, the days on which they shall actually have been negotiated shall be used. In the event that the shares are not negotiated in such period, the book value of the shares shall be used. If the bid includes more than one share series, the foregoing average shall be made for each of the series that is intended to be canceled, the average that turns out to be the highest shall be taken as the quotation value for the public of all the series.

The Board of Directors of the Corporation, within the five business days prior to the commencement date of the bid, shall make known its opinion, in respect of the justification of the price of the public bid to purchase, in which the interests of the minority shareholders shall be taken into account in order to comply with the provisions of Article Sixteen, second paragraph, of the Securities Market Act [*Ley del Mercado de Valores*] and the opinion of the Audit Committee, which, if contrary, shall be divulged. If the Board of Directors finds itself facing situations that may generate a conflict of interests, the opinion of the Board shall be accompanied by another issued by an independent expert selected by the Audit Committee of the Corporation, in which special emphasis shall be made on safeguarding the rights of the minority shareholders.

The shareholders referred to by the first paragraph of the present Clause shall not be bound to carry out the aforementioned public bid for the registrational cancellation if: (i) the consent of the shareholders representing at least ninety-five percent of the capital stock of the Corporation, by agreement of a shareholders' meeting, is evidenced; and (ii) the amount to be bid for the shares placed among the investing public is less than three hundred thousand investment units. The foregoing is on the understanding that, in order to request and obtain the cancellation, the Corporation shall set up the trust mentioned by the first paragraph of this Clause and give notice of the cancellation and organization of the trust through the electronic system of sending and disseminating information authorized by the National

Banking and Securities Commission
operates.

Furthermore, pursuant to the provisions of Article Eight of the General Provisions Applicable to Issuers of Securities and to Other Participants of the Securities Market [*Disposiciones de Carácter General Aplicables a Emisoras de Valores y a Otros Participantes del Mercado de Valores*], the shareholders obligated to make the public bid may make a request to the National Banking and Securities Commission to authorize them, considering the financial situation and prospects of the Corporation, to use a different basis to determine the price of the public bid to purchase, provided that they present the corresponding ruling to the Board of Directors and the prior favorable opinion of the Audit Committee of the Corporation, containing the reasons why it is regarded as justified to establish a different price, also accompanied by a report from an independent expert where special emphasis is made on the fact that the price is consistent with Article Sixteen of the Securities Market Act [*Ley del Mercado de Valores*].

**THIRTY-THIRD. FISCAL YEAR.** The fiscal years of the Corporation shall coincide with the calendar year pursuant to the provisions of Article Eight-A of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*].

**THIRTY-FOURTH. FINANCIAL INFORMATION.** At the end of each fiscal year, the report referred to by the list contained in Article One Hundred and Seventy-Two of the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*] shall be prepared and the procedure proposed in Articles One Hundred and Seventy-Three and One Hundred and Seventy-Seven of such law shall be followed.

**THIRTY-FIFTH. PROFIT DISTRIBUTION.** The net profits obtained in each fiscal year, after the corresponding financial statement has been approved by the Corporation's shareholders, shall be distributed as follows:

1. The amount that corresponds to the workers, for sharing in the profits of the enterprise, shall be set aside, if applicable.

2. Five percent shall be set aside to form or increase the legal reserve, until such fund is at least equal to one fifth of the capital stock; and

3. The rest may be applied to the creation of special funds or else distributed among the shareholders in proportion to the number of their shares, in the manner and terms determined by an Ordinary General Shareholders' Meeting.

**THIRTY-SIXTH. FOUNDING MEMBERS.** The founding members have not reserved any special share in the profits of the Corporation, other than the one that corresponds to them as shareholders.

**THIRTY-SEVENTH. LOSSES.** In the even of any loss, it shall be absorbed by the shareholders in proportion to the number of their shares; the liability of the shareholders is limited to the amount of the par value of such shares.

**THIRTY-EIGHTH. UNCOLLECTED DIVIDENDS.** The dividends ordered and not collected within a period of five years shall be subject to a statute of limitations in favor of the Corporation, pursuant to the provisions of Article One Thousand Forty-Five of the Code of Commerce [*Código de Comercio*].

**THIRTY-NINTH. DISSOLUTION AND LIQUIDATION.** Once the Corporation is dissolved, it shall be placed in liquidation for such purpose. The shareholders, in the same Extraordinary General Shareholders' Meeting where the liquidation is decided, shall appoint one or more liquidators; their powers and the remuneration that shall correspond to them shall be indicated; they shall set a term for the performance of their charge and they shall set forth the general criteria to which the liquidators shall be subject.

During the liquidation period, the Shareholders' Meeting shall meet and function in the same terms as these bylaws function. The liquidators shall assume the duties conferred upon the Board of Directors during the normal life of the Corporation, but with the modalities imposed by the state of liquidation.

have, in respect of the liquidators, the same situation that they had in respect of the Board of Directors.

Until the designation of the liquidators has been listed in the Public Commerce Registry and they have been installed in office, the Board of Directors shall continue functioning but shall not commence any new operations after the resolution of the dissolution.

Once the liquidation is concluded, the liquidators shall obtain the cancellation of the registration of the articles of association and amendments, if any, in the Public Commerce Registry of the state or district where the Corporation had its principal place of business.

**FORTIETH.** **GENERAL PROVISIONS.** The Corporation shall be governed by the provisions of these corporate bylaws and in case of omission, by the General Law on Business Corporations [*Ley General de Sociedades Mercantiles*], the Securities Market Act [*Ley del Mercado de Valores*] and the provisions stemming therefrom.

Wherefore, and after a broad exchange of impressions, the shareholders, by majority vote, took the following:

**Resolution No. 1:** The amendment to the Corporate Bylaws of the Corporation, in the terms set forth hereinabove, is approved.

**Resolution No. 2:** As a consequence of the bylaw modifications agreed upon above, it is decided to cancel each and all of the shares of the corporation in circulation and to issue new ordinary registered shares with no par value of a single series, pursuant to the new provisions of the Corporate Bylaws.

**Resolution No. 3:** It is decided that the exchange of certificates mentioned by resolution No. 2 immediately above, shall be carried out no later than 90 days after the date of the present Meeting, after publishing the corresponding notice in one of the major circulation newspapers in the vicinity of the principal place of business.

**SECOND.** Transacting the second item on the Agenda, the shareholders of the corporation decided, by majority vote, to adopt the following:

**Resolution No. 4:** Mr. Héctor I. Hernández-Pons Torres and/or Ms. Ma. del Carmen Struck Cano and/or Ms. Edna E. Vargas Díaz and/or Ms. S. Lorena Correa Méndez, are designated so that they may jointly or separately: carry out the exchange of shares agreed previously, present the proper documents to the requisite public or private institutions, authorities or agencies, appear before the Notary Public of their choice to notarize the present minutes, and to issued such plain or certified copies hereof as they are requested to do so or in general adopt the necessary measures aimed at the total fulfillment of the resolutions of this meeting.

With no other business, the Chairman, after a recess for the preparation and reading of these minutes, adjourned the Meeting, signing them in witness thereof together with the Secretary and the Statutory Auditors.

ENRIQUE HERNÁNDEZ-PONS TORRES
Chairman

HÉCTOR HERNÁNDEZ-PONS TORRES
Secretary.

FRANCISCO JAVIER SONÍ OCAMPO
Regular Statutory Auditor.

JOSÉ MANUEL RINCON GALLARDO.
Regular Statutory Auditor.

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached

México City. DEC 2 2 2003

WILLY I. DE WINTER GALLEGOS.

ACTA DE LA ASAMBLEA **GENERAL EXTRAORDINARIA DE ACCIONISTAS** DE **GRUPO HERDEZ, S.A. DE C.V.**, CELEBRADA EL DÍA **3 DE DICIEMBRE DE 2003,** A LAS 17:00 HORAS EN EL DOMICILIO SOCIAL QUE LA SOCIEDAD TIENE UBICADO EN MÉXICO, D.F.

Presidió la Asamblea el señor Lic. Enrique Hernández-Pons Torres, en su calidad de Presidente del Consejo de Administración, fungiendo como Secretario el señor Lic. Héctor Hernández-Pons Torres, quien también lo es del Consejo de Administración, en presencia de los señores C.P. Francisco Javier Soní Ocampo y C.P. José Manuel Rincón Gallardo, Comisarios Propietarios de la Sociedad.

El Presidente propuso y la Asamblea por unanimidad de votos designó como Escrutadores a Ma. del Carmen Struck Cano y Pablo Lezama Vélez, quienes en el desempeño de sus funciones, procedieron a hacer el recuento de las acciones que poseen los accionistas presentes.

Verificado el cómputo de las acciones que poseen los accionistas presentes, de acuerdo con la lista de asistencia, se encontraron presentes 390'423,438 (trescientos noventa millones cuatrocientos veintitrés mil cuatrocientos treinta y ocho) acciones de las 421'124,663 (cuatrocientas veintiún millones ciento veinticuatro mil seiscientas sesenta y tres) acciones con derecho a voto del capital social de la empresa, es decir, el 92.709% (noventa y dos punto setecientos nueve por ciento), y habiendo informado el Secretario que se cumplió con lo dispuesto por la Cláusula Décimo Tercera de los Estatutos Sociales, el Presidente declaró las asamblea legalmente instalada y válidos los acuerdos que en ella se tomen, de acuerdo a lo que establecen los Estatutos Sociales y la Ley General de Sociedades Mercantiles.

Acto seguido el Secretario dio lectura al siguiente:

**ORDEN DEL DÍA.**

1. Propuesta para modificar los estatutos sociales de la Sociedad, adecuándolos a las disposiciones de la Ley del Mercado de Valores y a las DISPOSICIONES DE CARÁCTER GENERAL APLICABLES A EMISORAS DE VALORES Y A OTROS PARTICIPANTES DEL MERCADO DE VALORES emitidas por la Comisión Nacional Bancaria y de Valores y en su caso, expedición, canje y cancelación de los títulos de acciones correspondientes.
2. Designación de delegados especiales.

Aprobado por unanimidad el Orden del Día, se procedió a su desahogo del cual se obtuvo el siguiente resultado:

**PRIMERO**. En el desahogo del primer punto del Orden del Día el Presidente comentó que de acuerdo a lo previsto por la disposición sexta transitoria de "LAS DISPOSICIONES DE CARÁCTER GENERAL APLICABLES A LAS EMISORAS DE VALORES Y A OTROS PARTICIPANTES DEL MERCADO DE VALORES", publicadas el 19 de marzo de 2003 en el Diario Oficial de la Federación, las emisoras con valores inscritos en la Sección de Valores del Registro Nacional de Valores a cargo de la Comisión Nacional Bancaria y de Valores, deberán ajustar sus estatutos sociales para prever las cláusulas a que se refiere el artículo 8 de las citadas Disposiciones, razón por la cual, propone reformar los estatutos sociales de esta Sociedad para cumplir con lo anterior, en los siguientes términos:

**ESTATUTOS SOCIALES DE GRUPO HERDEZ, S.A. DE C.V.**

**PRIMERA.- DENOMINACIÓN.** La denominación de la Sociedad es "GRUPO HERDEZ", la cual irá seguida de las palabras "Sociedad Anónima de Capital Variable" o de su abreviatura "S.A. de C.V."

**SEGUNDA.- DOMICILIO.** El domicilio de la Sociedad será la Ciudad de México, Distrito Federal, pudiendo establecer agencias, sucursales o dependencias en cualquier lugar de la República Mexicana o del extranjero.

**TERCERA.- OBJETO SOCIAL.** El objeto de la Sociedad es:

a) Promover, constituir, organizar, explotar y tomar participación en el capital y patrimonio de todo género de sociedades o asociaciones mercantiles o civiles o de cualesquiera otra índole, tanto nacionales como extranjeras, así como participar en su administración o liquidación.

b) La adquisición, enajenación y, en general, la negociación con todo tipo de acciones, partes sociales y de cualquier otro titulo valor permitido por la ley.

c) La adquisición, enajenación y, en general, la negociación con acciones propias, en los términos y condiciones de la Ley del Mercado de Valores.

d) La emisión, suscripción, aceptación, endoso, aval o cualquier otro tipo de negociación con títulos o valores mobiliarios que la ley permita y que no se requiera autorización o concesión especial.

e) La celebración de todo tipo de actos, la contratación de créditos o pasivos, otorgando y recibiendo garantías específicas, la emisión de obligaciones, bonos, papel comercial, acciones y de cualquier otro valor permitido por la ley, aceptar, girar, endosar o avalar toda clase de títulos de crédito y valores, otorgar fianzas, avales o garantías de cualquier clase, respecto de las obligaciones contraídas o de los títulos emitidos o aceptados por terceros.

f) Adquirir, comercializar, enajenar, tomar y otorgar el uso y goce por cualquier título permitido por la ley respecto de bienes muebles e inmuebles.

g) Obtener, adquirir, contratar y otorgar por cualquier título permitido legalmente; patentes, marcar, nombres comerciales, diseños, planos, fórmulas, estudios, proyectos, derechos de autor y concesiones para todo tipo de actividades industriales y comerciales de cualquier naturaleza.

h) La prestación o contratación de servicios técnicos, administrativos, consultivos y de asesoría, así como, la celebración de los contratos o convenios para la realización de otros fines relacionados con el objeto social.

i) La Sociedad llevará a cabo cualquier otra actividad permitida por la ley, que sea necesaria o accesoria para cumplir con el objeto de la Sociedad.

**CUARTA.- DURACIÓN.** La duración de la Sociedad será indefinida.

**QUINTA.- CONVENIO EXPRESO PARA ACCIONISTAS EXTRANJEROS.** Esta Sociedad es mexicana. Los socios extranjeros actuales o futuros de la Sociedad, se obligan formalmente ante la Secretaría de Relaciones Exteriores, a considerarse como nacionales respecto a las acciones de la Sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, concesiones, participaciones o intereses de que sea titular la Sociedad, o bien, de los derechos u obligaciones que deriven de los contratos en que sea parte la propia Sociedad con autoridades mexicanas, y a no invocar, por lo mismo, la protección de su gobierno bajo la pena, en caso contrario, de perder en beneficio de la nación mexicana las participaciones sociales que hubieren adquirido.

**SEXTA.- CAPITAL SOCIAL.** El capital social es variable, el capital social mínimo fijo, sin derecho a retiro, es la cantidad de SEIS MILLONES OCHOCIENTOS VEINTICINCO MIL DOSCIENTOS NOVENTA Y CUATRO PESOS SETENTA CENTAVOS, MONEDA NACIONAL y está representado por CUARENTA Y TRES MILLONES DOSCIENTAS MIL acciones ordinarias, nominativas, sin expresión de valor nominal totalmente suscritas y pagadas.

El monto del capital social variable, estará siempre representado por acciones que tendrán las características que determine la Asamblea de Accionistas que acuerde su emisión, las que en todo caso serán nominativas y sin expresión de valor nominal.

**SÉPTIMA.- ACCIONES.** Para efectos de identificación, las acciones representativas del capital social, se dividirán en dos Clases.

a) La Clase "I" que estará integrada por acciones del capital mínimo fijo, sin derecho a retiro; y.

b) La Clase "II" estará integrada por acciones representativas del capital social variable.

La totalidad del capital social de la Sociedad, estará representado por acciones ordinarias, nominativas, sin expresión de valor nominal de una sola serie. Todas las acciones serán de

libre suscripción y conferirán a sus tenedores iguales derechos y obligaciones, salvo por el derecho de retiro que será exclusivo de los tenedores de acciones de la parte variable, de conformidad con lo dispuesto por estos estatutos sociales, la Ley General de Sociedades Mercantiles, la Ley del Mercado de Valores, las disposiciones de carácter general que expida la Comisión Nacional Bancaria y de Valores y demás disposiciones legales aplicables.

Cuando en el capital de la Sociedad participen accionistas extranjeros, éstos deberán cumplir con las normas vigentes establecidas para la inversión extranjera.

La propiedad de una o más acciones implica la aceptación de estos estatutos sociales y de las resoluciones legalmente tomadas por la Asamblea de Accionistas o por el Consejo de Administración de la Sociedad.

**OCTAVA.-** **TÍTULOS DE ACCIONES.** Las acciones estarán amparadas por títulos impresos, pudiendo expedirse certificados provisionales mientras se imprimen los títulos definitivos.

Tanto los certificados provisionales como los títulos definitivos de acciones deberán ser numerados progresivamente dentro de cada Clase y podrán amparar una o varias acciones; los títulos definitivos llevarán adheridos cupones nominativos, numerados progresivamente, que se desprenderán del título y que se entregarán a la Sociedad, contra el pago de dividendos o intereses. Los certificados provisionales, podrán tener también cupones. Los títulos definitivos y los certificados provisionales de acciones reunirán también los demás requisitos que exige el Artículo Ciento Veinticinco de la Ley General de Sociedades Mercantiles; se transcribirá en ellos, literalmente y en forma ostensible el texto de la Cláusula Quinta de estos estatutos, serán firmados en forma autógrafa por el Presidente y el Secretario del Consejo de Administración de la Sociedad o por cualesquiera dos miembros de dicho consejo, designados por éste par tal fin.

También podrán ser firmados en forma facsimilar por los mismos funcionarios a condición de que se deposite el original de las firmas respectivas en el Registro Público de Comercio del domicilio de la Sociedad.

A petición de su titular y a su costa, los certificados provisionales y los títulos definitivos de acciones podrán canjearse por otros de diferentes denominaciones.

En caso de pérdida robo o destrucción de los certificados provisionales o títulos de acciones, serán reemplazados a costa de su titular, de conformidad con lo establecido en la Ley General de Títulos y Operaciones de Crédito.

**NOVENA.-** **LIBRO DE REGISTRO DE ACCIONES.** La Sociedad contará con un Libro de Registro de Acciones , que podrá ser llevado, según lo determine la Administración de la Sociedad, por un tercero, o por alguna de las Instituciones para el Depósito de Valores. En dicho libro se anotarán los datos exigidos por el Artículo Ciento Veintiocho, de la Ley General de Sociedades Mercantiles. La Sociedad considerará como dueño de las acciones a quién aparezca inscrito como tal en el mencionado Libro de Registro de Acciones Nominativas, debiéndose efectuar a petición de los interesados, las anotaciones relativas de las transmisiones de acciones que efectúen.

Para los efectos de preparar una lista de asistencia de los accionistas, con motivo de la celebración de una Asamblea de Accionistas, el Libro de Registro de Acciones Nominativas se cerrará cinco días antes de la celebración de cada asamblea y no volverá a abrirse sino hasta el día siguiente de su celebración o aquel en que hubiere debido celebrarse.

**DÉCIMA.-** **AUMENTOS Y REDUCCIONES DE CAPITAL.** Salvo los aumentos o disminuciones de capital social que se deriven de: (i) la adquisición de acciones propias en la bolsa de valores en que opere la Sociedad y, en el entendido, de que se resuelva que dichas acciones se conviertan en acciones de tesorería de conformidad con estos estatutos sociales, el Artículo Catorce Bis Tres de la Ley del Mercado de Valores, las reglas de carácter general que al efecto emita la Comisión Nacional Bancaria y de Valores y cualquier otra disposición legal aplicable; y (ii) el ejercicio del derecho de retiro por parte de los accionistas de la Sociedad, todo aumento o disminución del capital social en la parte fija se efectuará por resolución de la Asamblea General Extraordinaria de Accionistas y cualquier aumento o disminución del capital social en la parte variable se efectuará por resolución de

la Asamblea General Ordinaria de Accionistas, debiendo el acta correspondiente, en ambos casos, ser protocolizada ante notario público.

No será necesaria, la inscripción en el Registro Público de Comercio del domicilio de la Sociedad, de los instrumentos notariales que contengan aumentos o disminución de capital en la parte variable del capital de la Sociedad.

No podrá decretarse ningún aumento de capital antes de que estén íntegramente pagadas las acciones emitidas con anterioridad.

Cuando existan acciones que se emitan para representar la parte variable del capital social y que por resolución de la Asamblea General Ordinaria de Accionistas que decrete su emisión, deban quedar depositadas en la tesorería de la Sociedad para que vayan siendo entregadas por el Consejo de Administración, a los accionistas de la Sociedad, a medida que vaya realizándose su suscripción y pago, se deberán en todo caso, respetar los derechos de preferencia de los accionistas de la Sociedad a que se refiere esta Cláusula.

Los accionistas tendrán derecho preferente para suscribir las nuevas acciones que se emitan en caso de aumento del capital social, en proporción al número de acciones de que sean titulares al momento de decretarse el aumento de que se trate.

Para el caso de aumentos en el capital mínimo fijo sin derecho a retiro de la Sociedad, el derecho de preferencia al que se refiere el párrafo anterior, deberá ejercitarse dentro de los quince días siguientes a la publicación, en el periódico oficial del domicilio de la Sociedad, del acuerdo de la Asamblea sobre el aumento del capital. Para el caso de aumentos en la parte variable del capital social el derecho de preferencia deberá ejercitarse en un plazo de quince días contados a partir de la fecha del Acta de Asamblea de Accionistas en el cual se tomó el acuerdo respectivo.

En caso que después de la expiración del plazo durante el cual los accionistas debieran ejercer el derecho de preferencia que se les otorga en esta Cláusula aún quedaran sin suscribir algunas acciones, el Consejo de Administración ofrecerá a terceros tales acciones para su suscripción y pago, siempre y cuando las acciones de que se trate sean ofrecidas para su suscripción y pago en términos y condiciones que no sean más favorables a aquellas en que pudieron ser adquiridas por los accionistas de la Sociedad.

En caso de que el Consejo de Administración dentro de los quince días siguientes a la fecha de expiración del plazo durante el cual los accionistas debieran ejercer el derecho de preferencia, no coloque las acciones que no hubieran sido suscritas por los accionistas o, en su caso, por terceros, dichas acciones deberán ser canceladas y, por tanto, se reducirá el capital social proporcionalmente en la parte que corresponda a las acciones canceladas.

Las reducciones de capital para absorber pérdidas o por reembolso a los accionistas se efectuarán mediante la amortización proporcional del número de acciones en circulación, pero en todo caso, se amortizarán primeramente acciones representativas de la parte variable del capital y, únicamente, si la cantidad de tales acciones no fuera suficiente para absorber totalmente el monto de la reducción de capital aprobada se amortizarán acciones representativas del capital social mínimo fijo sin derecho a retiro en la cantidad requerida para completar la disminución de capital de que se trate.

En caso de reducción de capital social, como consecuencia de que un accionista propietario de acciones representativas de la parte variable del capital social desee ejercitar su derecho de retirar total o parcialmente su aportación, la reducción de capital, se efectuará con estricto apego a lo ordenado por los Artículos Doscientos Veinte y Doscientos Veintiuno de la Ley General de Sociedades Mercantiles, además de que el reembolso correspondiente, de conformidad con lo dispuesto por las Disposiciones de Carácter General Aplicables a Emisoras de Valores y a Otros Participantes del Mercado de Valores, emitidas por la Comisión Nacional Bancaria y de Valores, estará sujeto a que el pago del mismo se realice conforme al valor que resulte más bajo de los dos siguientes:

El noventa y cinco por ciento del valor de cotización en bolsa, obtenido del precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos treinta días en que se hubieren negociado las acciones de la Sociedad, previos a la fecha en que el retiro deba surtir sus efectos, durante un periodo que no podrá ser superior a seis meses, o bien, el valor contable de las acciones de acuerdo al balance general correspondiente al cierre del ejercicio inmediato anterior a aquel en que la separación deba

de surtir sus efectos, previamente aprobado por la Asamblea General Ordinaria de Accionistas.

En caso de que el número de días en que se hayan negociado las acciones durante el período señalado en el párrafo anterior sea inferior a treinta, se tomarán los días que efectivamente se hubieren negociado. En el evento de que las acciones no se negocien en dicho período, se tomará el valor contable de las acciones.

El pago del reembolso será exigible a la Sociedad a partir del día siguiente a la celebración de la Asamblea General Ordinaria de Accionistas que haya aprobado el balance general correspondiente al ejercicio en que el retiro deba surtir sus efectos.

Ningún accionista podrá ejercer el derecho de retiro a que se refiere la presente Cláusula, cuando como consecuencia del ejercicio de ese derecho, se reduzca a menos de dos el número de accionistas de la Sociedad.

Todo aumento o reducción de capital deberá inscribirse en un libro de registro que al efecto llevará la Sociedad.

**DÉCIMO PRIMERA.- <u>DE LAS ASAMBLEAS DE ACCIONISTAS</u>.** La Asamblea General de Accionistas es el órgano supremo de la Sociedad. Las Asambleas Generales de Accionistas son Ordinarias o Extraordinarias y serán celebradas en el domicilio social, salvo caso fortuito o de fuerza mayor.

La Asamblea General Ordinaria de Accionistas se reunirá por lo menos una vez al año, dentro de los cuatro meses siguientes al de la clausura del ejercicio social y se ocupará además de los asuntos incluidos en el orden del día, de los asuntos a los que se refiere el Artículo Ciento Ochenta y Uno de la Ley General de Sociedades Mercantiles, incluyendo, la discusión, aprobación o, en su caso, modificación del informe al que se refiere el anunciado general del Artículo Ciento Setenta y Dos de la Ley General de Sociedades Mercantiles, respecto del ejercicio social inmediato anterior de la Sociedad.

Serán Asambleas Extraordinarias las que se reúnan para tratar cualquiera de los asuntos a que se refiere el Artículo Ciento Ochenta y Dos de la Ley General de Sociedades Mercantiles.

Las Asambleas Generales Ordinarias y Extraordinarias de Accionistas serán convocadas por el Consejo de Administración, por conducto de su Presidente o, en su defecto, por el Secretario de la Sociedad; también a solicitud de los accionistas en los términos de los Artículos Ciento Ochenta y Cuatro y Ciento Ochenta y Cinco de la Ley General de Sociedades Mercantiles o por el o los Comisarios, de acuerdo con la fracción Sexta del Artículo Ciento Sesenta y Seis de dicha ley.

Los accionistas que representen cuando menos el quince por ciento del capital social, podrán ejercitar directamente la acción de responsabilidad civil contra los administradores, siempre que satisfagan los requisitos establecidos por el Artículo Ciento Sesenta y Tres de la Ley General de Sociedades Mercantiles. Dicha acción también podrá ejercitarse respecto de los Comisarios e integrantes del Comité de Auditoria ajustándose a dicho precepto legal.

Los accionistas con acciones con derecho a voto, incluso en forma limitada que representen cuando menos el diez por ciento de las acciones representadas en una Asamblea de Accionistas, podrán solicitar que se aplace la votación de cualquier asunto respecto del cual no se consideren suficientemente informados, ajustándose a los términos y condiciones señalados en el Artículo Ciento Noventa y Nueve de la Ley General de Sociedades Mercantiles.

Los accionistas con acciones con derecho a voto, incluso en forma limitada o restringida, que representen cuando menos el veinte por ciento del capital social, podrán oponerse judicialmente a las resoluciones de las Asambleas Generales de Accionistas respecto de las cuales tengan derecho de voto, siempre que satisfagan los requisitos del Artículo Doscientos Uno de la Ley General de Sociedades Mercantiles, siendo igualmente aplicable el Artículo Doscientos Dos de la citada ley.

**DÉCIMO SEGUNDA.- <u>CONVOCATORIAS</u>.** Las convocatorias para las Asambleas Generales Ordinarias y Extraordinarias de Accionistas serán realizadas por el Consejo de

Administración, por conducto de la persona designada para estos efectos o por los Comisarios de la Sociedad, y serán publicadas en el Diario Oficial de la Federación, o en uno de los periódicos de mayor circulación en el domicilio social, cuando menos ocho días antes de la fecha fijada para la celebración de la asamblea, excepto cuando se trate de Asambleas de Accionistas que se reúnan para aprobar el informe a que se refiere el Artículo Ciento Setenta y Dos de la Ley General de Sociedades Mercantiles, mismas que deberán ser convocadas cuando menos con quince días de anticipación.

Las convocatorias señalarán el lugar, día y hora en que la asamblea deba tener verificativo, contendrán el Orden del Día e irán firmadas por quien las haga.

No será necesaria la convocatoria cuando en el momento de la votación esté representada la totalidad de las acciones.

Sin perjuicio de lo anterior, los accionistas con acciones con derecho a voto, incluso en forma limitada o restringida que representen cuando menos el diez por ciento del capital social podrán solicitar se convoque a una Asamblea General de Accionistas en los términos señalados por el Artículo Ciento Ochenta y Cuatro de la Ley General de Sociedades Mercantiles y Catorce Bis Tres de la Ley del Mercado de Valores.

Desde el momento en que se publique la convocatoria para las Asambleas de Accionistas, la Sociedad deberá mantener a disposición de los mismos accionistas, de forma inmediata y gratuita, la información y los documentos relacionados con cada uno de los puntos del orden del día.

**DÉCIMO TERCERA.-** **<u>REPRESENTACIÓN EN Y ADMISIÓN A LAS ASAMBLEAS</u>.** Los accionistas podrán estar representados en las asambleas de cualquier tipo mediante poder otorgado en formularios elaborados por la Sociedad mismos que deberán cumplir con los siguientes requisitos:

a) Señalar de manera notoria la denominación de la Sociedad, así como el respectivo Orden del Día, no pudiendo incluirse bajo el rubro de asuntos generales, los puntos a los que se refieren los Artículos Ciento Ochenta y Uno y Ciento Ochenta y Dos de la Ley General de Sociedades Mercantiles;

b) Contener espacio para las instrucciones que señale el otorgante para el ejercicio del poder.

La Sociedad deberá mantener a disposición de los intermediarios del mercado de valores que acrediten contar con la representación de los accionistas de la propia Sociedad, durante el plazo al que se refiere el Artículo Ciento Setenta y Tres de la Ley General de Sociedades Mercantiles, los formularios de los poderes, a fin de que aquellos puedan hacerlos llegar con oportunidad a sus representados.

El Secretario del Consejo de Administración de la Sociedad estará obligado a cerciorarse de la observancia de lo dispuesto anteriormente e informar sobre ello a la Asamblea de Accionistas, lo que se hará constar en el acta respectiva.

Los accionistas no podrán hacerse representar por los administradores, ni por los Comisarios de la Sociedad.

Para ser admitidos a las asambleas, los accionistas deberán estar debidamente inscritos en el Libro de Registro de Acciones que la Sociedad deberá llevar conforme a lo establecido en estos estatutos sociales; adicionalmente, los accionistas deberán solicitar al Secretario de la Sociedad, a más tardar, durante el último día hábil que precede al de la celebración de la asamblea, la tarjeta de admisión correspondiente, misma que les será expedida contra el depósito de certificados provisionales o títulos de acciones o contra la entrega del documento que acredite el depósito de los mismos en alguna de las instituciones para el depósito de valores o ante alguna institución fiduciaria o de crédito, nacional o extranjera.

**DÉCIMO CUARTA.-** **<u>PRESIDENCIA DE LAS ASAMBLEAS</u>.** Las Asambleas Generales Ordinarias y Extraordinarias de Accionistas serán presididas por el Presidente del Consejo de Administración y, en su ausencia, por alguno de los accionistas designado por la propia asamblea de que se trate.

El Presidente nombrará uno o dos escrutadores de entre los accionistas, representantes de accionistas o invitados presente, para que determinen o no, si existe quórum legal y para que realicen el cómputo de los votos emitidos, si esto último fuese solicitado por el Presidente de la Asamblea.

**DÉCIMO QUINTA.- INSTALACIONES DE LAS ASAMBLEAS.** Las Asambleas Generales Ordinarias de Accionistas que se reúnan en virtud de primera convocatoria, se considerarán legalmente instaladas, si se encuentra representado cuando menos el cincuenta por ciento del capital social; en caso de segunda o ulterior convocatoria, las Asambleas Generales Ordinarias se considerarán legalmente instaladas con cualquiera que sea el número de acciones representadas.

Las Asambleas Generales Extraordinarias de Accionistas se considerarán legalmente instaladas, en virtud de primera convocatoria, si está representado cuando menos el setenta y cinco por ciento del capital social; en caso de segunda o ulterior convocatoria, las Asambleas Generales Extraordinarias, se considerarán legalmente instaladas sí esta representado cuando menos el cincuenta por ciento del capital social.

**DÉCIMO SEXTA.- VOTACIONES DE LAS ASAMBLEAS.** Las resoluciones adoptadas en las Asambleas Generales Ordinarias de Accionistas que se reúnan en virtud de primera o ulterior convocatoria, serán validas si se toman por mayoría de votos de las acciones presentes o representadas. Las resoluciones de las Asambleas Generales Extraordinarias de Accionistas serán validas si se aprueban por el voto favorable de acciones que representen por lo menos la mitad del capital social.

Salvo el caso de las asambleas totalitarias a que se refiere el Artículo Ciento Ochenta y Ocho de la Ley General de Sociedades Mercantiles, para que sean válidas las resoluciones tomadas en las Asambleas de Accionistas deberán referirse únicamente a los asuntos contenidos en la Orden del Día que aparezca en la convocatoria correspondiente.

Las resoluciones tomadas fuera de Asamblea de Accionistas por unanimidad de los Accionistas que representen la totalidad de las acciones con derecho a voto o de la categoría especial de acciones de que se trate, en su caso, tendrán, para todos los efectos legales, la misma validez que si hubieren sido adoptadas reunidos en Asamblea General o Especial, respectivamente, siempre que se confirmen por escrito.

**DÉCIMO SÉPTIMA.- ACTAS DE LAS ASAMBLEAS.** De cada asamblea se levantará un acta en la que se consignarán las resoluciones adoptadas, debiendo dicha acta asentarse en el libro que para tal efecto llevará la Sociedad.

Asimismo, de cada asamblea se formará un expediente en el que se conservarán ejemplares del acta y de la lista de asistencia a la asamblea, firmada por el o los escrutadores, las tarjetas de admisión a la misma, las cartas poder, copia de las publicaciones en las que, en su caso, haya aparecido la convocatoria y, en su caso, copias de los informes del Consejo de Administración y de los Comisarios, y cualesquiera otros documentos que hubieran sido sometidos a la consideración de la asamblea.

Si el acta de alguna asamblea no pudiera ser asentada en el libro correspondiente, la misma deberá ser protocolizada ante notario público. Las actas de las asambleas generales extraordinarias se protocolizarán ante notario público y se inscribirán en el Registro Público de Comercio del domicilio de la Sociedad. Todas las actas de asambleas de accionistas, así como de las constancias respecto de las que no se hubieren podido celebrar por falta de quórum, serán firmadas por el Presidente y el Secretario de la Asamblea, así como por el o los Comisarios que hubieren asistido.

**DÉCIMO OCTAVA.- ADMINISTRACIÓN.** La administración y representación de la Sociedad estará a cargo de un Consejo de Administración, formado por el número de miembros propietarios y suplentes que resuelva la asamblea de accionistas, pero en todo caso, el Consejo de Administración de la Sociedad deberá estar integrado por un mínimo de cinco y un máximo de veinte consejeros propietarios de los cuales cuando menos el veinticinco por ciento deberán ser independientes.

De conformidad con lo dispuesto por el Artículo Catorce Bis, de la Ley del Mercado de Valores, para efectos de estos estatutos sociales, se entenderá por Consejero Independiente a aquellas personas que seleccionadas por su experiencia, capacidad y prestigio profesional, en ningún caso sean:

a) Empleados o directivos de la Sociedad, incluyendo aquellas personas que hubieren ocupado dichos cargos durante el año inmediato anterior;

b) Accionistas que sin ser empleados o directivos de la Sociedad, tengan poder de mando sobre los directivos de la misma;

c) Socios o empleados de sociedades o asociaciones que presten servicios de asesoría o consultoría a la Sociedad o a las empresas que pertenezcan al mismo grupo económico del cual forme parte ésta, cuyos ingresos representen el diez por ciento o más de sus ingresos;

d) Clientes, proveedores, deudores, acreedores, socios, consejeros o empleados de una sociedad que sea cliente, proveedor, deudor o acreedor importante.

Se considera que un cliente o proveedor es importante cuando las ventas de la Sociedad representan más del diez por ciento de las ventas totales del cliente o del proveedor, respectivamente.

Asimismo, se considera que un deudor o acreedor es importante cuando el importe del crédito es mayor al quince por ciento de los activos de la Sociedad o de su contraparte.

e) Empleados de una fundación, asociación o sociedad civiles que reciban donativos importantes de la Sociedad.

Se consideran donativos importantes a aquellos que representen más del quince por ciento del total de donativos recibidos por la institución.

f) Directores generales o directivos de alto nivel de una sociedad en cuyo consejo de administración participe el director general o un directivo de alto nivel de la Sociedad; y

g) Cónyuges o concubinarios, así como los parientes por consanguinidad, afinidad o civil hasta el primer grado respecto de alguna de las personas mencionadas en incisos c) a f) anteriores, o bien, hasta el tercer grado, en relación con las personas señaladas en los incisos a) y b) anteriores.

Los miembros del Consejo de Administración podrán ser reelectos, pero en todo caso, continuarán en funciones hasta que las personas designadas para sustituirlos tomen posesión de sus cargos.

El accionista o grupo de accionistas titulares de acciones que representen por lo menos el diez por ciento del capital social, tendrán derecho a designar a un Consejero Propietario y, en su caso, a su suplente.

Toda minoría de tenedores de acciones de voto restringido distintas de las que prevé el Artículo Ciento Trece de la Ley General de Sociedades Mercantiles o de voto limitado a las que alude dicho precepto, que represente cuando menos un diez por ciento en una o en ambas series accionarias, tendrá derecho a designar por lo menos a un consejero y su respectivo suplente; a falta de esta designación de minorías, los tenedores de dicha clase de acciones gozarán del derecho de nombrar a por lo menos dos consejeros y sus suplentes. En el segundo caso, las designaciones, así como las substituciones y revocaciones de los consejeros, serán acordadas en asamblea especial. Únicamente se podrán revocar los nombramientos de los Consejeros designados por las minorías cuando se revoque el nombramiento de los demás Consejeros de la Sociedad.

**DÉCIMO NOVENA.-** **SUPLENCIA DE LOS CONSEJEROS**. Los miembros suplentes del Consejo de Administración sólo podrán suplir a los consejeros propietarios conforme lo determine la Asamblea de Accionistas que los elija. Los consejeros suplentes de los consejeros independientes, deberán tener ese mismo carácter.

**VIGÉSIMA.-** **DESIGNACIÓN DEL PRESIDENTE Y SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN**. El Consejo de Administración designará de entre sus miembros propietarios a un Presidente y si así lo estimase conveniente a uno o varios Vicepresidentes, quienes gozarán de las facultades que les sean otorgadas al momento de su designación.

El Presidente representará al Consejo y, por lo tanto, a la Sociedad, ante toda clase de particulares y autoridades y vigilará que se cumpla con las resoluciones de las Asambleas de Accionistas y del Consejo de Administración.

Asimismo, el Consejo de Administración designará al Secretario del Consejo de Administración y de así considerarlo conveniente, a uno o más Pro-Secretarios, quienes no necesitarán ser consejeros y quienes también podrán ser designados por la Asamblea de Accionistas.

El Secretario o, en su caso, el Pro-Secretario en funciones autentificará con su firma las copias o extractos de las actas de Sesiones del Consejo de Administración, de las Asambleas de Accionistas y de los demás documentos de la Sociedad, y llevará el archivo y correspondencia de cada consejero.

**VIGÉSIMO PRIMERA.- CONVOCATORIA PARA LAS SESIONES DEL CONSEJO DE ADMINISTRACIÓN.** El Consejo de Administración se reunirá cuando menos una vez cada tres meses y en cualquier otra ocasión cuando sea convocado para tal efecto por su Presidente, por cualesquiera dos miembros del propio Consejo, por el Secretario, o por el Pro-Secretario, mediante aviso dado por escrito y enviado por lo menos con cinco días de anticipación a la fecha de la sesión, en forma tal que asegure que su destinatario lo reciba en el domicilio que haya sido proporcionado par tal fin a la Sociedad.

Los Comisarios de la Sociedad deberán ser convocados a las sesiones del Consejo de Administración.

**VIGÉSIMO SEGUNDA.- CELEBRACIÓN DE LAS SESIONES DEL CONSEJO DE ADMINISTRACIÓN.** Para que las sesiones del Consejo de Administración se consideren legalmente instaladas, se requerirá, en todo caso, de la asistencia de cuando menos la mayoría de sus miembros. El Consejo de Administración tomará sus resoluciones por el voto favorable de la mayoría de los consejeros presentes en cada sesión.

El Presidente del Consejo de Administración tendrá voto de calidad en caso de empate.

Las resoluciones tomadas fuera de reunión por el Consejo de Administración, por la unanimidad de sus miembros, tendrán para todos los efectos legales, la misma validez que si hubieran sido adoptadas en sesión de Consejo siempre que se confirmen por escrito.

**VIGÉSIMO TERCERA.- FACULTADES DEL CONSEJO DE ADMINISTRACIÓN.** El Consejo de Administración tendrá todas las facultades comprendidas en los poderes generales para: a) pleitos y cobranzas; b) para administrar bienes; c) ejercer actos de dominio, con todas las facultades generales y las especiales que requieran cláusula especial conforme a la ley, en los términos de los Artículos Dos Mil Quinientos Cincuenta y Cuatro del Código Civil Federal y de las disposiciones correlativas del Código Civil para el Distrito Federal y de los Códigos Civiles de los Estados de la República Mexicana; d) representar a la Sociedad ante particulares y toda clase de autoridades administrativas y judiciales, ya sean federales, estatales o municipales, ante toda clase de juntas de conciliación y arbitraje y demás autoridades del trabajo, así como ante árbitros y arbitradores; y e) girar, aceptar, endosar y avalar o suscribir, en cualquier forma títulos de crédito, así como para protestarlos en términos del Artículo Noveno de la Ley General de Títulos y Operaciones de Crédito.

Los anteriores poderes incluyen enunciativamente y no limitativamente facultades para:

a) Interponer toda clase de juicios y recursos, aún el de amparo, y desistirse de ellos; para transigir, comprometer en árbitros, articular y absolver posiciones, hacer cesión de bienes, recusar y recibir pagos; para discutir, celebrar y revisar contratos colectivos de trabajo; representar a la Sociedad ante las autoridades del trabajo en asuntos laborales en que la Sociedad sea parte o tercera interesada, tanto en la audiencia inicial, como en cualesquiera de las etapas del proceso del derecho del trabajo;

b) Realizar todas las operaciones y celebrar, modificar y rescindir contratos inherentes a los objetos de la Sociedad;

c) Manejar cuentas bancarias;

d) Nombrar y remover al Director General, en su caso, a los Directores Gerentes y demás funcionarios de la Sociedad y, sin perjuicio de lo dispuesto por la Ley General de Sociedades Mercantiles, la Ley del Mercado de Valores y las disposiciones de carácter general aplicables a emisoras de valores y a otros participantes del mercado de valores, a los miembros de los Comités del Consejo de Administración de la Sociedad, así como determinar sus facultades, obligaciones y remuneraciones.

e) Conferir poderes generales o especiales y revocarlos, así como para delegar o sustituir sus facultades.

f) Establecer sucursales, agencias o dependencias y clausurarles;

g) Ejecutar las resoluciones de las asambleas de accionistas.

h) Presentar denuncias y querellas de carácter penal, otorgar el perdón cuando proceda y constituirse en coadyuvante del Ministerio Público;

i) Poner en circulación acciones que hayan sido depositadas en la tesorería de la Sociedad, para ser puestas en circulación entre los accionistas de la Sociedad o entre terceros;

j) Será facultad indelegable del Consejo de Administración de la Sociedad el resolver acerca de la adquisición de acciones propias y su posterior colocación el mercado, de conformidad con lo previsto por el Artículo Catorce Bis Tres de la Ley del Mercado de Valores y demás disposiciones legales aplicables.

k) Designar de la persona responsable para manejar la reserva para adquisición de acciones propias y de ordenar la compra y colocación de tales acciones.

l) Presentar a la Asamblea de Accionistas el informe anual de cada uno de los Comités del Consejo de Administración de la Sociedad respecto de las actividades de éstos.

m) Aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; la compra o venta del diez por ciento o más del activo; el otorgamiento de garantías por un monto superior al treinta por ciento de los activos, así como operaciones distintas de las anteriores que representen más del uno por ciento del activo de la Sociedad.

Adicionalmente, aprobar las operaciones que las subsidiarias de la Sociedad pretendan celebrar con personas relacionadas o que impliquen comprometer el patrimonio de la Sociedad en los términos del Artículo Catorce Bis Tres fracción IV, inciso d) de la Ley del mercado de Valores.

Los miembros del Consejo de Administración de la Sociedad serán responsables de las resoluciones a las que lleguen con motivo de los asuntos a los que se refiere este inciso, salvo en el caso establecido por el Artículo Ciento Cincuenta y Nueve de la Ley General de Sociedades Mercantiles.

n) Opinar y dar a conocer dicha opinión al público inversionista, respecto de la justificación del precio al que los accionistas obligados en términos del Artículo Dieciséis de la Ley del Mercado de Valores y Ocho de las Disposiciones de Carácter General Aplicables a Emisoras de Valores y a Otros Participantes del Mercado de Valores, realicen una oferta pública de compra en caso de cancelación de registro las acciones de la Sociedad en el Registro Nacional de Valores.

**VIGÉSIMO CUARTA.- COMITÉS DEL CONSEJO DE ADMINISTRACIÓN.** La Sociedad podrá constituir Comités del Consejo de Administración de conformidad con lo siguiente:

a) El nombramiento de los integrantes de los Comités del Consejo de Administración, deberá recaer en consejeros de la Sociedad. Sin perjuicio de lo dispuesto por la Ley General de Sociedades Mercantiles, dichos integrantes serán designados por el Consejo de Administración de la misma;

b) Los Comités del Consejo de Administración de la Sociedad deberán estar integrados exclusivamente por miembros propietarios del Consejo de Administración de la Sociedad y por un número mínimo de tres y un máximo de siete consejeros;

c) Los Comités del Consejo de Administración de la Sociedad serán presididos por un Presidente que será designado por el mismo Consejo de Administración de la Sociedad;

d) Sin perjuicio de lo dispuesto al efecto por la Ley General de Sociedades Mercantiles, los miembros de los Comités del Consejo de Administración durarán en su encargo un año, a menos que sean relevados de sus cargos por el Consejo de Administración de la Sociedad, pero en todo caso continuarán en su puesto hasta que las personas designadas para sustituirlos tomen posesión de los mismos; podrán ser reelectos y recibirán las remuneraciones que, como miembros del Consejo de Administración, determine la Asamblea de Accionistas de la Sociedad;

e) Los Comités del Consejo de Administración tendrán la obligación de informar de sus actividades y elaborar anualmente un reporte sobre las mismas; y

f) Los Comités del Consejo de Administración deberán convocar a sus sesiones al comisario o comisarios de la Sociedad, quienes deberán de concurrir a ellas con voz pero sin voto;

La Sociedad constituirá los Comités del Consejo de Administración que acuerde la Asamblea de Accionistas o el Consejo de Administración de la Sociedad pero, en todo caso, deberá constituir un Comité de Auditoria de conformidad con el Artículo Catorce Bis Tres de la Ley del Mercado de Valores.

**VIGÉSIMO QUINTA. <u>COMITÉ DE AUDITORIA</u>.** El Comité de Auditoría del Consejo de Administración deberá estar integrado por una mayoría de Consejeros Independientes y su Presidente deberá tener el mismo carácter de independiente de conformidad con el Artículo Catorce Bis Tres de la Ley del Mercado de Valores. El Comité de Auditoría deberá desempeñar las siguientes funciones:

a) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración de la Sociedad;

b) Opinar sobre las transacciones con personas relacionadas a las que se refiere el inciso d) de la fracción Cuarta del Artículo Catorce Bis Tres de la Ley del Mercado de Valores y el inciso n) de la Cláusula VIGÉSIMO TERCERA de estos estatutos sociales.

Adicionalmente opinar respecto a las operaciones que las subsidiarias de la Sociedad pretendan celebrar con personas relacionadas o que comprometan su patrimonio en los términos del Artículo Catorce Bis Tres, fracción IV, inciso d) de la Ley del Mercado de Valores.

c) Proponer al Consejo de Administración de la Sociedad la contratación de especialistas independientes en los casos que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones a que se refiere el inciso d) de la fracción Cuarta del Artículo Catorce Bis Tres de la Ley del Mercado de Valores.

d) Recomendar al Consejo de Administración de la Sociedad a los candidatos para auditores externos de la Sociedad. De conformidad con lo dispuesto por las Disposiciones de Carácter General Aplicables a Emisoras de Valores y a Otros Participantes del Mercado de Valores, para que el Consejo de Administración apruebe la contratación del auditor externo de la Sociedad, el Comité de Auditoría deberá emitir la opinión a la que se refiere el inciso b) anterior y presentarla a dicho consejo;

e) Recomendar al Consejo de Administración de la Sociedad las condiciones de contratación y el alcance de los mandatos profesionales de los auditores externos;

f) Apoyar al Consejo de Administración de la Sociedad supervisando el cumplimiento de los contratos de auditoria;

g) Aprobar los servicios adicionales a los de auditoría que, en su caso, preste el ... que labore el auditor externo de la Sociedad. El Comité de Auditoría

deberá incluir en su informe: (i) una descripción de la clase de servicios adicionales a los de auditoría que se contratan con el despacho en el que labora dicho auditor externo; y (ii) la justificación de que la contratación de dichos servicios, no afecta la independencia del citado auditor externo, en función de la relevancia potencial que el resultado del servicio pudiera tener en los estados financieros de la Sociedad, y de la remuneración de estos servicios con respecto al monto que se pague por los servicios de auditoría.

h) Servir de canal de comunicación entre el Consejo de Administración de la Sociedad y los auditores externos, así como asegurar la independencia y objetividad de estos últimos;

i) Revisar el programa de trabajo, las cartas de observaciones y los reportes de auditoria e informar al Consejo de Administración de la Sociedad sobre los resultados;

j) Opinar respecto las bases para la preparación de la información financiera de la Sociedad e informar al Consejo de Administración sobre los resultados;

k) Auxiliar al Consejo de Administración de la Sociedad mediante la revisión de la información financiera y su proceso de emisión;

l) Contribuir en la definición de los lineamientos generales del sistema de control interno de la Sociedad y evaluar su efectividad;

n) Auxiliar al Consejo de Administración de la Sociedad en la coordinación y evaluación de los programas anuales de auditoria interna;

ñ) Coordinar las labores del auditor externo, interno y Comisarios de la Sociedad;

o) Verificar que se cuenten con los mecanismos necesarios de manera que se permita comprobar que la Sociedad cumple con las diferentes disposiciones legales a las que está sujeta; y

p) Opinar respecto de la justificación del precio al que los accionistas obligados en términos del Artículo Dieciséis de la Ley del Mercado de Valores y Ocho de las Disposiciones de Carácter General Aplicables a Emisoras de Valores y a Otros Participantes del Mercado de Valores, realicen una oferta pública de compra en caso de cancelación de registro las acciones de la Sociedad en el Registro Nacional de Valores. En el evento de que dicha opinión sea diversa a la opinión que sobre la misma materia emita el Consejo de Administración de la Sociedad, entonces el Comité de Auditoría deberá dar a conocer su opinión al gran público inversionista.

**VIGÉSIMO SEXTA.- DIRECTORES GERENTES Y DEMÁS FUNCIONARIOS.** Además del Consejo de Administración, podrá haber por designación de la Asamblea de Accionistas o del Consejo de Administración, los Directores Gerentes y funcionarios, que sean designados, los que podrán ser o no accionistas. Dichos funcionarios tendrán las facultades que se les confiera al ser designados, mismas que en todo caso podrán ser ampliadas o restringidas por acuerdo expreso de la Asamblea de Accionistas o del Consejo de Administración.

**VIGÉSIMO SÉPTIMA.- CAUCIONES.** Los miembros del Consejo de Administración, así como los Directores Generales y demás funcionarios, que sean designados, caucionarán su manejo, mediante el depósito en la tesorería de la Sociedad, de la cantidad que determine la Asamblea de Accionistas que los elija, o en su defecto, el importe del valor nominal de una acción de la Sociedad.

**VIGÉSIMO OCTAVA.- VIGILANCIA DE LA SOCIEDAD.** La vigilancia de la Sociedad, según lo determine la Asamblea General Ordinaria de Accionistas de la Sociedad, estará a cargo en uno o más Comisarios Propietarios; podrán ser también designados Comisarios suplentes. Tanto los Comisarios Propietarios como los Suplentes, no necesitan ser accionistas de la Sociedad, pero están sujetos a las excepciones establecidas en el Artículo Ciento Sesenta y Cinco de la Ley General de Sociedades Mercantiles, serán designados y destituidos libremente por los accionistas en Asamblea General Ordinaria; podrán ser reelectos; durarán en su encargo un año, pero continuarán válidamente en funciones hasta que sus sucesores sean designados y tomen posesión de sus cargos; garantizarán su

manejo de la misma forma prevista para los Consejeros y percibirán los emolumentos determinados por los accionistas en Asamblea General Ordinaria.

Los titulares de acciones con o sin derecho a voto que representen cuando menos un diez por ciento del capital social, podrán designar un Comisario propietario y, en su caso, a su respectivo suplente. Únicamente se podrán revocar los nombramientos de los Comisarios designados por las minorías cuando se revoque el nombramiento de los demás Comisarios de la Sociedad.

**VIGÉSIMO NOVENA.-** **ACTUACIÓN DE LOS COMISARIOS**. El Comisario o Comisarios tendrán las facultades y obligaciones contenida en la Ley General de Sociedades Mercantiles. La vacante temporal o permanente del puesto de Comisario Propietario, será cubierta por el Comisario suplente, si lo hubiese, y en su ausencia, el Consejo de Administración, dentro del plazo de tres días, convocará a una Asamblea General Ordinaria de Accionistas, misma que tratará sobre la elección del nuevo Comisario.

**TRIGÉSIMA.-** **ADQUISICIÓN DE ACCIONES PROPIAS DE LA SOCIEDAD**. La Sociedad podrá adquirir las acciones representativas de su capital social a través de la bolsa de valores en que opere y al precio corriente en el mercado, sin que sea aplicable la prohibición establecida en el primer párrafo del Artículo Ciento Treinta y Cuatro de la Ley General de Sociedades Mercantiles y dando cumplimiento a los requisitos de la Ley del Mercado de Valores, a las disposiciones de carácter general que al efecto expida la Comisión Nacional Bancaria y de Valores y demás disposiciones legales aplicables, de conformidad con lo siguiente:

a) La compra de acciones propias deberá realizarse con cargo al capital contable en tanto dichas acciones pertenezcan a la Sociedad.

b) En el evento de que se resuelva convertir las acciones propias adquiridas por la Sociedad en acciones de tesorería, el cargo deberá realizarse al capital social. En este supuesto, no se requerirá resolución de la Asamblea de Accionistas de la Sociedad.

c) La Asamblea General Ordinaria de Accionistas deberá acordar expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la Sociedad, incluyendo las utilidades retenidas.

d) El Consejo de Administración de la Sociedad deberá designar a la o las personas responsables de la adquisición y colocación de acciones propias.

e) En tanto pertenezcan las acciones a la Sociedad, no podrán ser representadas en Asambleas de Accionistas de cualquier clase.

f) Las acciones propias o, en su caso, las acciones de tesorería a que se refiere el Artículo Catorce Bis Tres de la Ley del Mercado de Valores, sin perjuicio de lo establecido por la Ley General de Sociedades Mercantiles, podrán ser colocadas entre el público inversionista, sin que para este último caso, el aumento de capital social correspondiente, requiera resolución de Asamblea de Accionistas de ninguna clase, ni del acuerdo del Consejo de Administración tratándose de su colocación.

g) En ningún caso las operaciones de adquisición y colocación de acciones propias, podrán dar lugar a que se excedan los porcentajes autorizados conforme a la fracción II del Artículo Catorce Bis Tres de la Ley del Mercado de Valores, tratándose de acciones distintas a las ordinarias, ni a que se incumplan los requisitos de mantenimiento de la inscripción en el listado de valores de la bolsa en que coticen las acciones representativas del capital social de la Sociedad.

**TRIGÉSIMO PRIMERA.-** **INVERSIÓN EN ACCIONES DE LA SOCIEDAD**. Las sociedades en las cuales esta Sociedad tenga la titularidad de la mayoría de las acciones o parte sociales, no deberán directa o indirectamente invertir en acciones de la misma, ni de ninguna otra sociedad que sea accionista mayoritaria de esta Sociedad, o que sin serlo, las sociedades subsidiarias, tengan conocimiento de que es una sociedad accionista de ésta.

**TRIGÉSIMO SEGUNDA.-.- CANCELACIÓN DEL REGISTRO EN LA SECCIÓN DE VALORES DEL REGISTRO NACIONAL DE VALORES**. En términos del Artículo Dieciséis del Mercado de Valores y del Artículo Octavo de las Disposiciones Aplicables a Emisoras de Valores y a Otros Participantes del Mercado de Valores, en caso de que se cancele la inscripción de las acciones representativas del capital de la Sociedad en la Sección de Valores del Registro Nacional de Valores, ya sea por solicitud de la propia Sociedad o por resolución adoptada por la Comisión Nacional Bancaria y de Valores en términos de ley, los accionistas que (i) detenten la mayoría de las acciones ordinarias, o (ii) tengan la posibilidad, bajo cualquier título, de imponer decisiones en las asambleas generales de accionistas, o (iii) tengan la facultad de nombrar a la mayoría de los miembros del Consejo de Administración de la Sociedad, realizarán una oferta pública de compra, previamente a la cancelación a cuando menos el precio que resulte mayor entre: (a) el valor de cotización en la bolsa en que opere la Sociedad de conformidad con lo dispuesto en el párrafo siguiente; o (b) el valor contable de la acción de acuerdo al último reporte trimestral presentado a la Comisión Nacional Bancaria y de Valores y a la bolsa en que opere la Sociedad antes del inicio de la oferta, excepto cuando dicho valor se haya modificado de conformidad con criterios aplicables a la determinación de información relevante, en cuyo caso, deberá considerar la información financiera más reciente con que cuente la Sociedad. Los accionistas obligados a realizar la oferta pública de compra conforme a esta Cláusula, deberán afectar en un fideicomiso por un período mínimo de seis meses, los recursos necesarios para comprar al mismo precio de la oferta las acciones de los inversionistas que no acudan a ésta, en el evento de que una vez realizada la oferta pública de compra y previamente a la cancelación de la inscripción en el Registro Nacional de Valores, los mencionados accionistas, no logren adquirir el cien por ciento del capital social pagado de la Sociedad.

Para efectos de la presente Cláusula, se entenderá por valor de cotización en bolsa, el precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos treinta días en que se hubieran negociado las acciones de la Sociedad, previos a la fecha de la oferta, durante un período que no podrá ser superior a seis meses. En caso de que el número de días en que se hayan negociado las acciones durante el período señalado sea inferior a treinta, se tomarán los días que efectivamente se hubieren negociado. En el evento de que las acciones no se negocien en dicho período, se tomará el valor contable de las acciones. En caso de que la oferta comprenda más de una serie accionaria, el promedio anterior, deberá realizarse por cada una de las series que se pretenda cancelar, debiendo tomarse como valor de cotización para la oferta pública de todas las series, el promedio que resulte mayor.

El Consejo de Administración de la Sociedad, dentro de los cinco días hábiles previos al día de inicio de la oferta, deberá dar a conocer su opinión, respecto a la justificación del precio de la oferta pública de compra, en la que tomará en cuenta los intereses de los accionistas minoritarios a fin de cumplir con lo dispuesto en el Artículo Dieciséis, segundo párrafo de la Ley del Mercado de Valores y la opinión del Comité de Auditoría, la que en el evento de que sea contraria, deberá divulgarse. En caso de que el Consejo de Administración se encuentre frente a situaciones que puedan generarle conflicto de interés, la opinión del Consejo deberá estar acompañada de otra emitida por un experto independiente seleccionado por el Comité de Auditoría de la Sociedad, en la que se haga especial énfasis en la salvaguarda de los derechos de los accionistas minoritarios.

Los accionistas a que se refiere el primer párrafo de la presente Cláusula, no estarán obligados a llevar a cabo la oferta pública mencionada para la cancelación registral, si: (i) se acredita el consentimiento de los accionistas que representen cuando menos el noventa y cinco por ciento del capital social de la Sociedad, mediante acuerdo de asamblea; y (ii) el monto a ofrecer por las acciones colocadas entre el gran público inversionista es menor a trescientas mil unidades de inversión. Lo anterior, en el entendido de que, para solicitar y obtener la cancelación, la Sociedad deberá constituir el fideicomiso al que se refiere el primer párrafo de esta Cláusula y notificar la cancelación y constitución del fideicomiso a través del sistema electrónico de envío y difusión de información que a la bolsa de valores en que opere la Sociedad le sea autorizado por la Comisión Nacional Bancaria y de Valores.

Asimismo, de conformidad con lo establecido por el Artículo Octavo de las Disposiciones de Carácter General Aplicables a Emisoras de Valores y a Otros Participantes del Mercado de Valores, los accionistas obligados a realizar la oferta pública, podrán solicitar a la Comisión Nacional Bancaria y de Valores les autorice, considerando la situación financiera y perspectivas de la Sociedad, utilizar una base distinta para la determinación del precio de la

oferta pública de compra, siempre que presenten el acuerdo correspondiente del Consejo de Administración y la opinión previa y favorable del Comité de Auditoria de la Sociedad, en el que se contengan los motivos por los cuales se estima justificado establecer un precio distinto, igualmente acompañado de un informe de experto independiente que haga especial énfasis en que el precio es consistente con el Artículo Dieciséis de la Ley del Mercado de Valores.

**TRIGÉSIMO TERCERA.-** **EJERCICIOS SOCIALES**. Los ejercicios sociales de la Sociedad coincidirán con el año calendario de conformidad con lo dispuesto por el Artículo Ocho-A de la Ley General de Sociedades Mercantiles.

**TRIGÉSIMO CUARTA.-** **INFORMACIÓN FINANCIERA**. Al término de cada ejercicio social, se preparará el informe a que se refiere el enunciado del Artículo Ciento Setenta y Dos de la Ley General de Sociedades Mercantiles y se seguirá el procedimiento propuesto en los Artículos Ciento Setenta y Tres y Ciento Setenta y Siete de dicha ley.

**TRIGÉSIMO QUINTA.-** **DISTRIBUCIÓN DE UTILIDADES**. Las utilidades netas obtenidas en cada ejercicio social, después de aprobado el estado financiero correspondiente por los accionistas de la Sociedad, se distribuirán en la forma siguiente:

1. Se separará en su caso, la cantidad que corresponda a los trabajadores, por concepto de participación en las utilidades de la empresa;

2. Un cinco por ciento, será separado para formar o incrementar la reserva legal, hasta que dicho fondo sea por lo menos, igual a la quinta parte del capital social; y

3. El resto podrá ser aplicado a la creación de fondos especiales o bien distribuido entre los accionistas en proporción al número de sus acciones, en la forma y términos que determine una Asamblea General Ordinaria de Accionistas.

**TRIGÉSIMO SEXTA.-** **SOCIOS FUNDADORES**. Los socios fundadores no se han reservado ninguna participación especial en las utilidades de la Sociedad, distinta a la que les corresponde como accionistas.

**TRIGÉSIMO SÉPTIMA.-** **PÉRDIDAS**. Si hubiera alguna pérdida, la reportarán los accionistas en proporción al número de sus acciones; la responsabilidad de los accionistas se limita al importe del valor nominal de dichas acciones.

**TRIGÉSIMO OCTAVA.-** **DIVIDENDOS NO COBRADOS**. Los dividendos decretados y no cobrados en un período de cinco años, prescribirán a favor de la Sociedad, de conformidad con lo dispuestos en el Artículo Mil Cuarenta y Cinco del Código de Comercio.

**TRIGÉSIMO NOVENA.-** **DISOLUCIÓN Y LIQUIDACIÓN**. Disuelta la Sociedad se pondrá en liquidación para tal propósito, los accionistas en la misma Asamblea General Extraordinaria de Accionistas en que la liquidación sea resuelta, nombrarán uno o más liquidadores; se señalarán sus facultades y la retribución que les corresponda; fijarán plaza para el desempeño de su cometido y establecerán las bases generales a las que los liquidadores deberán de sujetarse.

Durante el periodo de liquidación, la Asamblea de Accionistas se reunirá y funcionará en los mismos términos que funcionan éstos estatutos. Los liquidadores asumirán las funciones conferidas al Consejo de Administración durante la vida normal de la Sociedad, pero con las modalidades impuestas por el estado de liquidación.

El o los Comisarios seguirán cumpliendo sus mismas obligaciones y guardarán respecto de los liquidadores, la misma situación que ellos tenían con respecto al Consejo de Administración.

En tanto la designación de los liquidadores no haya sido inscrita en el Registro Público de Comercio y éstos no hayan tomado posesión de sus cargos, el Consejo de Administración, continuará en sus funciones, pero no iniciará operaciones nuevas después de la resolución de la disolución.

Una vez concluida la liquidación, los liquidadores deberán obtener la cancelación de la inscripción del contrato social y modificaciones, en su caso, en el Registro Público de Comercio de la entidad de donde la Sociedad tuviese su domicilio social.

**CUADRAGÉSIMA.- DISPOSICIONES GENERALES.** La Sociedad se regirá por lo dispuesto en sus estatutos sociales y en caso de omisión, por la Ley General de Sociedades Mercantiles, la Ley del Mercado de Valores y las disposiciones que emanen de éstas.

Expuesto lo anterior, y después de un amplio cambio de impresiones, los señores accionistas tomaron por unanimidad de votos los siguientes:

**Acuerdo No. 1**: Se aprueba la reforma de Los Estatutos Sociales de la Sociedad, en los términos expuestos anteriormente.

**Acuerdo No. 2**: Como consecuencia de las modificaciones estatutarias antes acordadas, se resuelve cancelar todas y cada una de las acciones de la sociedad en circulación, y emitir nuevas acciones, ordinarias, nominativas, sin expresión de valor nominal de la serie única, de conformidad con las nuevas disposiciones de los Estatutos Sociales.

**Acuerdo No. 3**: Se resuelve que el canje de títulos a que se refiere el acuerdo No. 2 inmediato anterior, se llevará a cabo a mas tardar a los 90 días siguientes de la fecha de la presente Asamblea, previa publicación del aviso correspondiente en uno de los periódicos de mayor circulación del domicilio social.

**SEGUNDO**. En el desahogo del segundo punto del Orden del Día, los señores accionistas de la sociedad, decidieron tomar por unanimidad de votos, el siguiente:

**Acuerdo No. 4**: Se designa al Lic. Héctor I. Hernández-Pons Torres y/o a la Lic. Ma. del Carmen Struck Cano y/o la Lic. Edna E. Vargas Díaz y/o la Lic. S. Lorena Correa Méndez, para que conjunta o separadamente realicen el canje de acciones acordado anteriormente, para que presenten los documentos adecuados ante las instituciones, autoridades o dependencias públicas o privadas que se requiera, para que acudan ante el Notario Público de su elección, para protocolizar la presente acta, así como para que expidan las copias simples o certificadas que de la misma les fueran solicitadas o para que en general adopten las medidas necesarias tendientes al total cumplimiento de lo acordado por esta asamblea.

No habiendo ningún otro asunto que tratar, el Presidente, después de un receso para la preparación y lectura de la presente acta, dio por terminada la Asamblea, firmándola para constancia junto con el Secretario y los Comisarios.

ENRIQUE HERNÁNDEZ-PONS TORRES
Presidente

HÉCTOR HERNÁNDEZ-PONS TORRES
Secretario.

FRANCISCO JAVIER SONÍ OCAMPO
Comisario Propietario.

JOSÉ MANUEL RINCON GALLARDO.
Comisario Propietario.

LISTA DE ASISTENCIA DE LA **ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS** DE **GRUPO HERDEZ, S.A. DE C.V.**, CELEBRADA EL DÍA **3 DE DICIEMBRE DE 2003**, A LAS 17:00 HORAS, EN SU DOMICILIO SOCIAL.

✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡✡

**ACCIONISTAS:** **ACCIONES:**

(01)________________________________ **1'740,654**
ENRIQUE HERNÁNDEZ-PONS TORRES.
R.F.C.: HETE-510626 911

(02)________________________________ **1'740,654**
HÉCTOR HERNÁNDEZ-PONS TORRES,
R.F.C.: HETH-650803 TD5,

(03 a 06)____________________________. **227'368,575**
HECHOS CON AMOR, S.A. DE C.V.,
R.F.C.: HAM-820607-VC0
OLYMPIA TORRES DE HERNÁNDEZ-PONS.
R.F.C.: TOOO-231227-TI1
OLYMPIA HERNÁNDEZ-PONS TORRES
R.F.C.: HETO-650831-RZ1,
FLORA HERNÁNDEZ-PONS DE MERINO
R.F.C.: HETF-460323-E93
MARCELA HERNÁNDEZ-PONS TORRES
R.F.C.: HETM-481030-AE3.
Representadas por: Ma. del Carmen Struck Cano.

(07)________________________________ **13'307,937**
GBM GRUPO BURSÁTIL MEXICANO, S.A. DE C.V.,
R.F.C.: GBM-880120-EJ8
Representada por: Alberto Rodríguez Govela Y/O Begoña Orgambide García y/o Jaime Rionda Marín.

(08)________________________________ **3'842,852**
INVERSORA BURSÁTIL, S.A. DE C.V. CASA DE BOLSA,
GRUPO FINANCIERO INBURSA.
R.F.C.: IBC-920409-F55
Representada por: Alfonso Salazar Herrera

(09)________________________________ **114'064,166**
BANCO NACIONAL DE MÉXICO, S.A.
INTEGRANTE DEL GRUPO FINANCIERO BANAMEX, S.A. DE C.V.
R.F.C.: BNM-840515-VB1
Representada por: Alberto Sepúlveda Cosio y/o Emilio Fragoso García y/o Gabriel Uribe Corona y/o Alfonso Ramos Sandoval y/o Alan Thomas Macias Dowling y/o Ana Maria Mireles Torres y/o Anoa Paula Suárez Covian y/o Ángel Hernández Salazar y/o Cecilia del Castillo Soltero y/ Claudia Medina Ruiz y/o Eduardo Estrada López y/o Ernesto Rosales Carvajal y/o Esteban Polidura Frohmader y/o Francisco Kenneth de Gortari Ochoa y/o Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Juan Manuel Márquez González y/o Juan Merlos Estrada y/o Lidia Padilla Sánchez y/o Luis Felipe Vallarino Medina y/o Manuel Zapata Ramírez y/o Omar Saavedra Sánchez y/o Omar Yadid Taboada y/o Rafael Pablo Urquia y/o Ricardo Velásquez López y/o Stephaan Peeters Nollet y/o Tarik Ramírez Fuentes.

(10)________________________________ **8'321,100**
BANCO NACIONAL DE MÉXICO, S.A.
INSTITUCIÓN DE BANCA MULTIPLE.
R.F.C.: BNM-840515-VB1
Representada por: Alberto Rodríguez Govela y/o Begoña Orgambide García y/o Jaime Rionda Marín.

(11)________________________________ **883,910**

BANCO NACIONAL DE MÉXICO, S.A.
INSTITUCIÓN DE BANCA MULTIPLE.
R.F.C.: BNM-840515-VB1
Representada por: Alfonso Ramos Sandoval y/o Alan Thomas Macias Dowling y/o Ana María Mireles Torres y/o Ana Paula Suárez Covian y/o Ángel Hernández Salazar y/o Cecilia del Castillo Soltero y/o Claudia Medina Ruiz y/o Eduardo Estrada López y/o Ernesto Rosales Carvajal y/o Esteban Polidura Frohmader y/o Francisco Kenneth de Gortari Ochoa y/o Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Juan Manuel Márquez González y/o Juan Merlos Estrada y/o Lidia Padilla Sánchez y/o Luis Felipe Vallarino Medina y/o Manuel Zapata Ramírez y/o Omar Yadid Taboada y/o Rafael Pablo Urquia y/o Ricardo Velásquez López y/o Stephaan Peeters Nollet y/o Tarik Ramírez Fuentes.

(12) Ricardo Velázquez ________ **20'037,500**

ACCIONES Y VALORES DE MÉXICO, S.A. DE C.V. CASA DE BOLSA.
R.F.C.: AVM-760909-UKO
Representada por: Alan Thomas Macias Dowling y/o Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Juan Merlos Estrada y/o Ricardo Velásquez López y/o Alfonso Ramos Sandoval y/o Ana María Mireles Torres y/o Ana Paula Suárez Covian y/o Ángel Hernández Salazar y/o Francisco Kenneth de Gortari Ochoa y/o Cecilia del Castillo Soltero y/o Claudia Medina Ruiz y/o Eduardo Estrada López y/o Ernesto Rosales Carvajal y/o Stephaan Peeters Nollet y/o Lidia Padilla Sánchez y/o Luis Felipe Vallarino Medina y/o Manuel Zapata Ramírez y/o Omar Saavedra Sánchez y/o Omar Yadid Taboada y/o Rafael Pablo Urquia y/o Tarik Ramírez Fuentes y/o Juan Manuel Márquez González y/o Esteban Polidura Frohmader.

**TOTAL:** 390'423,438

**%:** 92.709

Los suscritos designados Escrutadores para esta Asamblea, habiéndose realizado el escrutinio correspondiente y habiendo formulado la lista de asistencia de las personas presentes en este acto, **C E R T I F I C A N :** que se encuentra representado el % de 421'124,663 acciones con derecho a voto del capital social de Grupo Herdez, S.A. de C.V., en la forma arriba indicada.

México, D. F. a 3 de diciembre de 2003.

**E S C R U T A D O R E S :**

**MA. DEL CARMEN STRUCK CANO**

**PABLO LEZAMA VELEZ**

ENRIQUE HERNÁNDEZ-PONS TORRES.
Presidente.

HÉCTOR HERNÁNDEZ-PONS TORRES.
Secretario.

C.P. FRANCISCO JAVIER SONÍ OCAMPO.
Comisario.

C.P. JOSÉ MANUEL RINCÓN GALLARDO
Comisario.

HÉCTOR HERNÁNDEZ-PONS TORRES, en mi carácter de Secretario del Consejo de Administración de Grupo Herdez, S.A. de C.V., C E R T I F I C O que la presente copia fotostática, es fiel y exacta reproducción del original.

México, D.F. a 4 de diciembre de 2003.

Doy fe:

Héctor Hernández-Pons Torres.